SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2010 and on September 30, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

Beginning on July 1, 2010 and 2009

and ended September 30, 2010 and 2009

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of September 30, 2010 Presented in comparative form with the previous fiscal year Stated in thousands of Pesos Fiscal year No. 68 beginning July 1st, 2010

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, 23th floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.49%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

	Authorized for Public Offer of Shares (*)	In thousands of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	June 30, 2010
ASSETS
CURRENT ASSETS
Cash and banks (Note 4)	67,667	71,175
Investments (Note 5)	462,778	259,168
Accounts receivable, net (Note 6)	199,097	359,529
Other receivables (Note 7)	139,260	240,891
Inventories (Note 8)	293,685	259,569

Total Current Assets	1,162,487	1,190,332

NON-CURRENT ASSETS
Accounts receivable, net (Note 6)	16,774	42,123
Other receivables (Note 7)	258,956	187,182
Inventories (Note 8)	54,299	55,088
Investments (Note 5)	1,607,863	1,480,805
Fixed assets, net (Note 9)	2,730,581	2,692,637
Intangible assets, net	43,408	54,397

Subtotal Non-Current Assets	4,711,881	4,512,232

Negative goodwill, net (Note 10)	(71,700)	(69,123)

Total Non-Current Assets	4,640,181	4,443,109

Total Assets	5,802,668	5,633,441

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 11)	181,648	315,614
Customer advances (Note 12)	216,527	210,102
Short-term debt (Note 13)	272,586	609,190
Salaries and social security payable (Note 14)	24,820	37,375
Taxes payable (Note 15)	67,827	101,111
Other liabilities (Note 16)	44,445	65,338

Total debts	807,853	1,338,730

Provisions (Note 17)	1,347	2,890

Total Current Liabilities	809,200	1,341,620

NON-CURRENT LIABILITIES
Trade accounts payable (Note 11)	24,458	23,368
Customer advances (Note 12)	89,112	90,370
Long-term debt (Note 13)	1,666,451	1,031,528
Taxes payable (Note 15)	115,151	110,441
Other liabilities (Note 16)	71,643	62,021

Total debts	1,966,815	1,317,728

Provisions (Note 17)	7,949	7,940

Total Non-Current Liabilities	1,974,764	1,325,668

Total Liabilities	2,783,964	2,667,288

Minority interest	557,958	563,107
SHAREHOLDERS´ EQUITY	2,460,746	2,403,046

Total Liabilities and Shareholders´ Equity	5,802,668	5,633,441

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Revenues	306,784	263,227
Costs	(103,059)	(106,216)

Gross profit	203,725	157,011

Selling expenses	(34,658)	(43,863)
Administrative expenses	(49,760)	(36,042)

Subtotal	(84,418)	(79,905)

Gain from recognition of inventories at net realizable value	13,453	10,946
Net gain from retain interest in securitized receivables	5,213	23,509

Operating income (Note 3)	137,973	111,561

Amortization of negative goodwill, net	629	413

Financial results generated by assets:
Interest income	7,185	2,788
Foreign exchange gain	11,314	3,386
Other holding (expense) gain	(16,551)	6,083

Subtotal	1,948	12,257

Financial results generated by liabilities:
Interest expense	(50,638)	(37,393)
Foreign exchange loss	(13,683)	(12,756)
Other financial income (expenses)	(754)	(3,629)

Subtotal	(65,075)	(53,778)

Financial results, net (Note 18a.)	(63,127)	(41,521)

Gain on equity investees	21,756	97,242
Other expenses, net (Note 18b.)	(3,366)	(4,604)

Income before taxes and minority interest	93,865	163,091

Income tax and Minimum Presumed Income Tax (MPIT)	(12,133)	(26,119)
Minority interest	(25,539)	(5,527)

Net income for the period	56,193	131,445

Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.097	0.227
Diluted net income per share	0.097	0.227

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the fiscal year	151,354	185,942
Cash and cash equivalents as of the end of the period	454,774	183,688

Net increase (decrease) in cash and cash equivalents	303,420	(2,254)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	56,193	131,445

Plus income tax and MPIT	12,133	26,119
Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investees	(21,756)	(97,242)
• Amortization of negative goodwill, net	(629)	(413)
• Minority Interest	25,539	5,527
• Gain from recognition of inventories at net realizable value	(13,453)	(10,946)
• Allowances and provisions	13,006	17,140
• Depreciation and amortization	39,607	40,843
• Financial results, net	44,817	(14,858)
Accrued interest	29,727	31,014
• Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• (Increase) Decrease in current investments	(5,856)	18,014
• (Increase) Decrease in accounts receivable, leases and services receivables	(78,957)	19,388
• (Increase) Decrease in other receivables	(36,045)	17,102
• Increase in inventories	(21,042)	(2,379)
• Increase in intangible assets, net	—	(612)
• Increase (Decrease) in trade accounts payable	61,982	(36,112)
• Decrease in taxes payable, salaries and social security payable	(37,425)	(43,916)
• Increase in customer advances	5,476	20,300
• (Decrease) Increase in other liabilities	(7,304)	7,981

Net cash provided by operating activities	66,013	128,395

CASH FLOWS FROM INVESTING ACTIVITIES:
• Share-holding increase in equity investees	(36,415)	(56,043)
• Payments for the acquisition of equity investees	(6,053)	(78,788)
• Collection from sale of real state.	2,652	—
• Advance payments for the acquisition of shares	(29,438)	—
• Acquisitions of undeveloped parcels of land	(1,613)	(1,302)
• Payments of financed purchases	(3,950)	—
• Acquisitions and improvements of fixed assets	(16,143)	(18,971)
• Increase in intangible assets	(1,117)	—
• Increase (Decrease) in other investments	(33,319)	52,018
• Outflow for the acquisition of shares, net	(9,969)	—
• Collection from sale of shares, net	67,477	—
• Collection of dividends	1,975	—
• Collection of equity investees credits	15,362	—
• Loans granted, net	41	(1,326)

Net cash used in investing activities	(50,510)	(104,412)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long term debt	5,190	9,500
• Payment of short-term and long-term debt	(25,366)	(16,568)
• Decrease in bank overdrafts, net	(268,089)	(8,110)
• Capital contribution by minority owners in related parties	474	24,678
• Proceeds from issuance of Negotiable Obligations, net of expenses	607,449	—
• Interest paid	(31,741)	(35,737)

Net cash provided by (used in) financing activities	287,917	(26,237)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	303,420	(2,254)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Supplemental cash flow information
• Income tax paid	4,394	4,026
Non-cash activities:
• Capitalization of financial costs in fixed assets	—	1,963
• Increase on inventories through a decrease on fixed assets, net	—	8,644
• Issuance of trust certificates	18,786	4,580
• Increase in non current investments through a decrease in other liabilities	6,053	—
• Increase in non current investments through an increase in financial loans	—	34,243
• Increase in non current investments through a decrease in other receivables	36,036
• Increase in fixed assets net through an increase in trade accounts payable	5,352	174
• Increase in fixed assets net through an increase in financial loans	53,896	—
• Cumulative translation adjustment of investments	1,507	1,284
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Decrease in inventories through a decrease in customer advances	1,920	—
Composition of cash and cash equivalents at the period end
Cash and Banks	67,667	84,279
Current investments	462,778	321,537

Subtotal cash and banks and current investments	530,445	405,816

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of Tarshop S.A. CPs	4,550	182,442
• Mutual funds	59,257	39,438
• TDFs	—	10,467
• Stock shares	11,369	—
• Mortgage bonds issued by BHSA	480	1,173
• Other investments	15	52
• Allowance for impairment of CPs	—	(11,444)

Cash and cash equivalents	454,774	183,688

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Acquisition of subsidiaries
• Other receivables	(36,036)	—
• Investments	17,952	—

Net value of assets acquired not considered cash and cash equivalents	(18,084)	—

• Minority interest	31,369	—
• Negative goodwill, net	(3,316)	—

Outflow for the acquisition of shares	9,969	—

Sale of subsidiaries
• Account receivables, net	278,805	—
• Other receivables	29,108	—
• Investments	143,646	—
• Fixed Assets	2,829	—
• Short-term and long-term debt	(91,173)	—
• Trade account payable	(204,255)	—
• Salaries and social secutity payable	(11,221)	—
• Taxes payable	(14,654)	—
• Other liabilities	(62)	—

Net value of assets sold not considered cash and cash equivalents	133,023	—

• Devaluation and sale of investment	(12,119)	—
• Remaining investment	(32,175)	—
• Advances	(21,252)	—

Collection from sale of shares	67,477	—

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its unaudited balance sheets at September 30, 2010 and as of June 30, 2010; the unaudited statements of income and cash flows for the three-month periods ended September 30, 2010 and 2009 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (2)	100.00	90.00	100.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.35	63.35	63.35	63.35
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Torodur S.A. (1)	98.00	98.00	98.00	98.00
Unicity S.A. (2)	100.00	—	100.00	—

(1)	See Note 16.6. to the unaudited Basic Financial Statement
(2)	See Note 16.9. to the unaudited Basic Financial Statement

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(continued)

In addition, the assets, liabilities and results of operations of the Company jointly-controlled subsidiaries (of which the Company holds a direct interest) that follow have been included in the unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.)
(2)	The Company holds joint control of this company with Euromayor S.A.

They also include assets, liabilities and net income of the companies controlled indirectly through other subsidiaries.

b.	Comparative Information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the three-month period ended September 30, 2010 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and September 30, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of September 30, 2010.

c.	Adittional information about Tarshop S.A.´s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A. Consequently, the Unaudited Consolidated Financial Statements as of September 30, 2010 are not comparable with those issued as of June 30, 2010 or September 30, 2009. The Unaudited Consolidated Balance Sheet as of September 30, 2010, does not include Tarshop S.A.’s assets and liabilities, which the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of September 30, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	(continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of September 30, 2009.

Balance Sheet	June 30, 2010	Elimination of Tarshop S.A. as of June 30, 2010	June 30, 2010 without Tarshop S.A.
Current Assets	1,190,332	(269,148)	921,184
Non-current Assets	4,443,109	28,881	4,471,990

Total Assets	5,633,441	(240,267)	5,393,174

Current Liabilities	(1,341,620)	242,969	(1,098,651)
Non-Current liabilities	(1,325,668)	(2,702)	(1,328,370)

Total Liabilities	(2,667,288)	240,267	(2,427,021)

Minority interest	(563,107)	—	(563,107)

Shareholders equity	(2,403,046)	—	(2,403,046)

Statements of income	September 30, 2009	Elimination of Tarshop S.A. as of September 30, 2009	September 30, 2009 without Tarshop S.A.
Revenues	263,227	(43,475)	219,752
Costs	(106,216)	28,858	(77,358)

Gross profit	157,011	(14,617)	142,394

Operating income (Note 3)	111,561	(4,550)	107,011

Gain on equity investees	97,242	1,776	99,018

Net income for the period	131,445	—	131,445

Statements of Cash Flow	September 30, 2009	Elimination of Tarshop S.A. as of September 30, 2009	September 30, 2009 without Tarshop S.A.
Cash Flow:
- Provided by operating activities	92,658	(20,123)	72,535

- Used in investing activities	(104,412)	(22,765)	(127,177)

- Provided by financing activities	9,500	42,187	51,687

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period/year irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	Investments

•	Current Investments

As of June 30, 2010 current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, included bonds, mutual funds and mortgage bonds carried at market value at the end of the year.

As of the closing date of these unaudited financial statements currents investments includes certificates of participation under the securitization program for accounts receivable for credit card transactions of Metroshop S.A. (a company proportionally controlled by APSA) falling due on or before 12 months, which have been accounted for under the equity method.

•	Equity investees and other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3.ii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the Intangible Assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which is amortized over the life of the concession agreement (see Note 22 B.1.).

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of these assets does not exceed their estimated recoverable value at period/year end, respectively.

•	Non-compete agreement

Those expenses are amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus considered this intangible asset to be non-recoverable (See Note 22 B.3.ii).

d.	Negative goodwill, net

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill, net” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A. and Metroshop S.A.(See note 22 B.3.ii).

•	Financial operations and others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of September 30, 2010

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	10,979	40,598	148,802	48,565	57,840	—	306,784
Costs	(5,951)	(7,193)	(40,309)	(30,191)	(19,415)	—	(103,059)
Gross profit	5,028	33,405	108,493	18,374	38,425	—	203,725
Gain from recognition of inventories at net realizable value	13,453	—	—	—	—	—	13,453
Selling expenses	(696)	(971)	(8,575)	(5,128)	(19,288)	—	(34,658)
Administrative expenses	(9,672)	(9,952)	(15,183)	(9,673)	(5,280)	—	(49,760)
Net loss from retained interest in securitizaed receivables	—	—	—	—	5,213	—	5,213

Operating income	8,113	22,482	84,735	3,573	19,070	—	137,973

Depreciation and amortization (b)	75	6,171	29,111	3,690	560	—	39,607

Acquisition of fixed assets, net and intangible assets, net	14	356	14,760	2,040	90	—	17,260
Non-current investments in equity investments	27,103	—	—	211,557	33,492	872,588	1,144,740

Operating assets	623,959	995,480	1,938,837	207,840	24,935	211,557	4,002,608
Non-operating assets	87,826	124,573	115,768	37,179	4,578	1,430,136	1,800,060
Total assets	711,785	1,120,053	2,054,605	245,019	29,513	1,641,693	5,802,668
Operating liabilities	38,181	266,575	236,026	37,353	26,258	—	604,393
Non-operating liabilities	388,917	351,421	1,043,220	203,076	2,265	190,672	2,179,571
Total liabilities	427,098	617,996	1,279,246	240,429	28,523	190,672	2,783,964

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	See Note 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of September 30, 2009

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	36,339	40,671	113,750	29,233	43,234	—	263,227
Costs	(11,531)	(7,531)	(36,838)	(22,575)	(27,741)	—	(106,216)
Gross profit	24,808	33,140	76,912	6,658	15,493	—	157,011
Selling expenses	(1,938)	(2,706)	(7,860)	(3,402)	(27,957)	—	(43,863)
Administrative expenses	(6,413)	(8,149)	(9,100)	(7,215)	(5,165)	—	(36,042)
Gain from recognition of inventories at net realizable value	10,946	—	—	—	—	—	10,946
Net loss from retained interest in securitized receivables	—	—	—	—	23,509	—	23,509

Operating income (loss)	27,403	22,285	59,952	(3,959)	5,880	—	111,561

Depreciation and amortization (b)	174	6,182	27,643	4,368	1,768	—	40,135

Acquisition of fixed assets, net and intangible assets, net	11	1,172	16,648	773	979	—	19,583
Non-current investments in equity investments (c)	27,238	—	—	204,553	—	815,068	1,046,859
Operating assets (c)	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets (c)	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets (c)	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441

Operating liabilities (c)	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities (c)	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities (c)	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2010.
(1)	See note 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Cash on hand	2,170	4,883
Bank accounts	64,243	60,500
Checks to be deposited	1,254	5,792

	67,667	71,175

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010

Current
Mutual funds	446,364	134,167
Stock shares	11,369	4,075
Retained interest in securitized receivables	4,550	124,671
Mortgage bonds issued by BHSA	480	784
Other investments	15	48
TDFs	—	2,846
Allowance for impairment of CPs	—	(7,423)

Total Current	462,778	259,168

Non-current
Banco Hipotecario S.A. (1)	866,494	809,072
Hersha Hospitality Trust (Note 22 A.2.)	211,557	204,553
Tarshop S.A.	33,492	—
Manibil S.A. (Note 19.2. to the Unaudited Basic Financial Statements)	27,103	27,238
Advance payments for the acquisition of shares (Note 16.4. and 16.7 to the Unaudited Basic Financial Statements and note 22 B.1.)	53,361	23,735
Retained interest in securitized receivables	—	18,458
Banco de Crédito y Securitización S.A.	6,094	5,996
Other investments	145	144
Allowance for impairment of CPs	—	(1,165)

Subtotal	1,198,246	1,088,031

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	September 30, 2010	June 30, 2010
Undeveloped parcels of land:
Santa María del Plata	158,536	140,584
Puerto Retiro (2)	54,535	54,600
Beruti plot of land (Note 22 B.6.)	52,984	52,934
Caballito plot of land	36,938	36,745
Patio Olmos (Note 22 B.4.)	32,949	32,949
Zetol plot of land (Note 22 A.5.)	14,469	14,348
Air space Coto (Note 22 B.7.)	13,188	13,188
Torres Rosario plot of land	11,166	11,166
Vista al Muelle plot of land (Note 22 A.5.)	9,900	8,292
Canteras Natal Crespo	5,719	5,705
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Other undeveloped parcels of land	15,825	15,825

Subtotal	409,617	392,774

Total non-current	1,607,863	1,480,805

(1)	As of September 30 and June, 2010, includes Ps. 21,203 and Ps. 25,884, as goodwill and negative goodwill and higher and lesser values, respectively. As of September 30 and June 30, 2010 represents 446,653,517 and 420,455,953 shares with a quoted value at closing equivalent was to Ps. 1.88 and Ps.1.44 per share, respectively.
(2)	See Note 21.A.(i).

NOTE 6:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Leases and services and from the sale of properties receivables	74,995	16,774	76,578	17,150
Checks to be deposited	64,178	—	60,695	—
Consumer financing receivables	44,975	—	245,538	25,824
Hotel receivables	13,469	—	11,186	—
Related parties (Note 19)	8,693	—	8,033	—
Receivables with collection agents	2,351	—	4,532	—
Pass-through expenses receivables	21,231	—	19,917	—
Debtors under legal procedures	43,432	—	42,117	—
Notes receivables	4,054	—	4,207	399
Credits cards receivables	402	—	877	—
Less:
Allowance for leases, services and from sale of properties receivables	(51,719)	—	(51,099)	—
Allowance for consumer financing receivables	(26,242)	—	(62,335)	(1,250)
Allowance for hotel receivables	(722)	—	(717)	—

	199,097	16,774	359,529	42,123

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	40,478	14,102	45,404	15,010
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	—	49,322	48,461	—
Prepaid expenses and services	36,569	2,094	36,969	2,609
Receivable from the sale of shares (1)	—	—	35,772	—
Value Added Tax (“VAT”)	37,234	58,101	30,929	64,386
Gross revenue tax	9,161	1,506	8,151	935
Escrow Fidelity National Title (Note 22 A.3.)	—	59,400	—	—
Guarantee deposits re. securitization programs (Note 21 B.(ii))i)	692	—	5,427	—
Consumer financing receivables	—	—	4,880	—
MPIT	473	56,332	1,056	62,791
Income tax, net	85	1,551	2,680	—
Loans granted, net	1,158	96	859	195
Deferred Income Tax	—	28,402	—	55,876
Mortgage receivable	—	2,208	—	2,208
Others	13,410	1,116	20,303	1,197
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(13,066)	—	(15,817)

	139,260	258,956	240,891	187,182

(1)	See Note 16.9. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Horizons (Note 22 A.1)	242,965	—	208,644	—
Credit from barter transaction of Caballito (Koad) (1)	26,724	6,890	25,808	6,654
Rosario plot of land (5)	6,449	—	8,728	—
Credit from barter transaction of Caballito (Cyrsa) (Note 19)(2)	—	18,970	—	18,970
El Encuentro (3)	4,587	4,218	4,938	5,318
Torres Rosario (Note 22 B.5.)	3,379	7,644	3,379	7,644
Torres Jardín IV	3,030	—	—	—
Pereiraola (4)	—	8,200	—	8,200
Inventories (hotel operations)	3,210	—	3,141	—
Abril	1,605	—	1,763	—
Caballito plot of land	—	6,830	—	6,794
Other inventories	1,736	1,547	3,168	1,508

	293,685	54,299	259,569	55,088

(1)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (1) to the Unaudited Basic Financial Statements.
(3)	See Note 5 (3) to the Unaudited Basic Financial Statements.
(4)	See Note 16.5. to the Unaudited Basic Financial Statements.
(5)	See Note 22 B.14. (ii).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Hotels
Llao-Llao	77,964	79,176
Intercontinental	54,291	54,599
Libertador	40,898	40,673
Bariloche plots of land	21,900	21,900

Subtotal Hotels	195,053	196,348

Office buildings
Edificio República	218,602	219,777
Torre BankBoston	154,521	155,196
Bouchard 551	149,988	150,570
Intercontinental Plaza	81,404	82,408
Dot Building (work in progress)	67,741	66,247
Bouchard 710	65,006	65,261
Dique IV	64,056	64,620
Maipú 1300	37,941	38,287
Costeros Dique IV	18,964	19,111
Libertador 498	14,515	14,657
Suipacha 652	10,823	10,936
Avda. De Mayo 595	4,430	4,489
Dock del Plata	859	864
Madero 1020	213	218
Rivadavia 2768	211	217
Sarmiento 517	195	197

Subtotal Office buildings	889,469	893,055

Other fixed assets
Catalinas Norte plot of land	100,863	100,804
Santa María del Plata	12,496	12,496
Constitución 1159	5,427	5,427
Museo Renault	4,761	4,785
Thames	3,896	3,897
Casona Abril	2,677	2,728
Constitución 1111	886	897
Alto Palermo Park	546	546
Others	4,725	4,605

Subtotal Other fixed assets	136,277	136,185

Shopping Center
Dot Baires	516,778	517,108
Abasto	161,187	163,556
Alto Palermo	129,661	134,984
Patio Bullrich	87,661	89,638
Soleil Factory	82,456	—
Mendoza Plaza	79,458	80,552
Alto Rosario	76,776	77,401
Alto Avellaneda	69,932	73,454
Paseo Alcorta	69,601	70,663
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	67,990	68,958
Alto NOA	21,084	21,570
Financial advance for fixed assets purchase (Note 22 B.2.)	14,492	31,783
Neuquén Project (Note 24 B.2.)	13,560	12,389
Buenos Aires Design	8,188	8,811
Other fixed assets	92,704	97,771
Other properties	18,254	18,411

Subtotal Shopping Center	1,509,782	1,467,049

Total	2,730,581	2,692,637

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Goodwill:
Alto Palermo S.A.	18,889	19,245
Torre BankBoston	5,638	5,690
Museo Renault	3,073	3,113
Conil S.A.	506	506
Fibesa S.A.	—	342

Subtotal goodwill	28,106	28,896

Negative goodwill:
Alto Palermo S.A.	(42,580)	(43,330)
Palermo Invest S.A.	(39,797)	(40,316)
Empalme S.A.I.C.F.A. y G.	(8,291)	(8,450)
Mendoza Plaza Shopping S.A.	(5,579)	(5,661)
Unicity S.A.	(3,316)	—
Emprendimiento Recoleta S.A.	(243)	(262)

Subtotal negative goodwill	(99,806)	(98,019)

Total negative goodwill, net	(71,700)	(69,123)

NOTE 11:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Suppliers	47,529	10,022	169,473	11,210
Accruals	65,850	—	71,856	—
Liabilities in kind “Horizons” (See Note 22 A.1.)	49,438	—	46,451	—
Related parties (Note 19)	16,366	14,436	25,651	12,158
Other	2,465	—	2,183	—

	181,648	24,458	315,614	23,368

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Customers advances	138,402	—	135,030	—
Admission rights	52,434	59,199	51,194	59,469
Lease advances (1)	25,691	29,913	23,878	30,901

	216,527	89,112	210,102	90,370

(1)(a)	Includes balances due to NAI INTERNATIONAL II, INC, under the agreement of financing and occupancy signed by Empalme S.A.I.C.F.A. y G. (see Note 24 B.1.).
(b)	As of September 30 and June 30, 2010 includes advances of Ps. 8,882 and Ps. 9,501, respectively, from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	SHORT-TERM AND LONG – TERM DEBT

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Bank overdrafts	45,784	—	314,120	—
Bank loans (1)	89,788	53,157	133,813	52,767
Short term notes (Note 24 B.7.)	—	—	23,019	—
Non Convertible Notes – APSA 2011 U$S 6 M (7)	26,068	—	25,813	—
Non Convertible Notes – APSA 2011 $ 55 M (7))	44,358	—	44,165	—
Non Convertible Notes – APSA 2012 $ 154 M (6)	28,171	26,464	26,695	26,455
Convertible Notes – APSA 2014 U$S 50 M (5)	1,227	61,339	2,719	60,890
Non convertible Notes – APSA 2017 U$S 120 M (4) (Note 19)	8,816	296,553	2,917	294,286
Non convertible Notes – 2017 (3) (Note 19)	7,540	589,263	20,009	584,694
Non convertible Notes – 2020 (3)	12,572	574,925	—	—
Seller financing (2)	8,262	64,750	15,920	12,436

	272,586	1,666,451	609,190	1,031,528

(1)	Balances as of September 30, 2010 includes:
(a)	Ps. 30,642 as a current balance and Ps. 53,157 as a non-current balance related to debt for purchase República building.(see note 8 (1) a) to the Unaudited Basic Financial Statements)
(b)	Ps. 40,046 correspond to Banco Nación’s mortgage loan (see note 8 (1) b) to the Unaudited Basic Financial Statements).
(c)	Ps. 18,969 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii)).
(d)	Ps. 131 related to loans granted by different financial institutions.
(2)	The balance as of September 30, 2010 includes mainly:
(a)	Ps. 9,315 to the debt from acquisition of Zetol S.A. (See Note 22 A.5.)
(b)	Ps. 9,144 related to the debt for purchase of Arcos del Gourmet S.A.(See note 22 B.1.)
(c)	Ps. 54,533 related to the debt for purchase of Goodwill of Soleil Factory.
(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 161,794 and of issuance debt costs to be accrued for Ps. 2,185. See Note 22.3 to the Unaudited Basic Financial Statements.
(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps.128,197.
(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 27,465 and issuance debt costs to be accrued debt for Ps. 80.
(7)	See note 23 A.2.

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Provision for vacation and bonuses	13,058	27,038
Social Security payable	9,042	8,830
Salaries payable	351	1,004
Others	2,369	503

	24,820	37,375

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Income tax provision, net	36,354	16,374	38,213	—
Tax amnesty plan for income tax	—	20,858	—	19,145
VAT	8,068	—	17,308	—
Tax payment facilities plan for VAT	—	—	13,235	—
MPIT, net	5,886	6,502	10,512	12
Gross revenue tax payable	5,522	—	3,636	—
Tax retentions to third parties	4,288	—	10,177	—
Provision for tax on shareholders personal assets	3,694	—	4,055	—
Tax payment facilities plan for income tax	1,609	—	1,559	—
Tax amnesty plan for gross revenue tax	1,279	1,628	485	1,320
Tax amnesty plan for ABL	142	—	815	2,372
Deferred Income Tax	—	69,789	—	87,592
Others	985	—	1,116	—

Total	67,827	115,151	101,111	110,441

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-Current	Current	Non-Current
Accrual for Directors fees (1) (Note 19)	25,149	4,105	24,412	—
Advance sale of Tarshop S.A. shares (Notes 19 and 22 B.3.(ii))	—	—	21,070	—
Guarantee deposits	6,440	2,679	5,243	4,100
Debt to the former minority shareholders of Tarshop S.A. (Note 22 B.13.)	3,556	2,531	3,529	3,322
Payables to National Parks Administration (Note 20)	2,608	—	2,589	—
Bellow market leases (3)	378	—	1,308	—
Contributed leasehold improvements (Note 24 B.3.)	451	9,396	462	9,502
Related parties (Note 19)	58	8	50	8
Loans with shareholders of related parties	—	20,564	—	19,989
Hersha option payable (2)	—	18,814	—	16,693
Commitment to provide (Note 22 A.3.)	—	5,940	—	5,897
Directors’ guarantee deposits (Note 19)	—	12	—	12
Present value – other liabilities	—	(97)	—	(102)
Others	5,805	7,691	6,675	2,600

Total	44,445	71,643	65,338	62,021

(1)	Disclosed net of advances to directors fees for Ps. 30,025 and Ps. 23,387 as of September 30 and June 30, 2010, respectively.
(2)	Debt with minority shareholders REIG.
(3)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Allowance for contingences	1,347	7,949	2,890	7,940

Total	1,347	7,949	2,890	7,940

NOTE 18 a:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	September 30, 2010	September 30, 2009
Financial results generated by assets:
Interest income	4,532	4,448
Interest on discounting assets	2,653	(1,660)

Subtotal interest income	7,185	2,788

Foreign exchange gain	11,314	3,386

Gain on financial operations	(16,551)	6,083

Subtotal other holding gain	(16,551)	6,083

Total financial results generated by assets	1,948	12,257

Financial results generated by liabilities:
Interest expense	(50,723)	(37,309)
Interest on discounting liabilities	85	(84)

Subtotal interest expense	(50,638)	(37,393)

Foreign exchange loss	(13,683)	(12,756)

Loss on derivative financial instruments	—	(1,558)
Others	(754)	(2,071)

Subtotal other financial expenses	(754)	(3,629)

Total financial results generated by liabilities	(65,075)	(53,778)

Total financial results, net	(63,127)	(41,521)

NOTE 18 b:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2010	September 30, 2009
Other income:
Recovery of allowances	9	73
Recovery of contingencies	—	28
Others	282	29

Subtotal other income	291	130

Other expenses:
Donations	(1,539)	(1,532)
Tax on Shareholders´ personal assets	(1,236)	(1,407)
Provision for contingencies	(388)	—
Unrecoverable VAT	(445)	(130)
Others	(49)	(1,665)

Subtotal other expenses	(3,657)	(4,734)

Total Other expenses, net	(3,366)	(4,604)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of September 30, 2010 compared to the balances as of June 30, 2010 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other recivables- current	Other receivables non - current	Inventories receivables – Caballito plot of land barter	Trade accounts payable – current	Trade accounts payable – non current	Short- term debt	Long- term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	7	387	—	—	—	—	—	—	—	394
Banco Hipotecario S.A. (2)	217	—	—	—	—	—	—	—	—	—	217
Cactus Argentina S.A. (2)	20	—	—	—	(3)	—	—	—	—	—	17
Canteras Natal Crespo S.A. (4)	332	35	—	—	—	—	—	—	—	—	367
Consorcio Libertador (3)	—	69	—	—	(157)	—	—	—	(4)	—	(92)
Consorcio Dock del Plata (3)	693	161	—	—	(113)	—	—	—	(3)	—	738
Consorcio Torre Boston (3)	1,533	710	—	—	(1,158)	—	—	—	—	—	1,085
Consultores Assets Management S.A. (3)	924	19	—	—	(7)	—	—	—	—	—	936
Cresud S.A.C.I.F. y A. (5)	1,923	33,640	—	—	(12,957)	—	(2,466)	(94,744)	—	—	(74,604)
Cyrsa S.A. (4)	1,660	—	—	18,970	(983)	—	—	—	—	—	19,647
Directors (3)	2	169	—	—	(36)	—	—	—	(25,149)	(4,125)	(29,139)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(35)	—	(35)
Estudio Zang, Bergel y Viñes (3)	—	29	—	—	(785)	—	—	—	—	—	(756)
Fundación IRSA (3)	43	1	—	—	—	—	—	—	—	—	44
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,102	—	—	—	—	—	—	—	—	2,102
Irsa Developments LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Miltary S.A. (2)	—	9	—	—	—	—	—	—	—	—	9
Metroshop S.A. (4)	—	350	—	—	—	(14,436)	—	—	—	—	(14,086)
Museo de los Niños (3)	929	—	—	—	(5)	—	—	—	—	—	924
Parque Arauco S.A. (1)	—	—	—	—	—	—	(1,225)	(31,271)	—	—	(32,496)
Personnel loans (3)	100	2,471	—	—	(150)	—	—	—	—	—	2,421
Puerto Retiro S.A. (4)	60	31	—	—	(6)	—	—	—	—	—	85
Tarshop S.A. (2)	250	675	13,715	—	—	—	—	—	—	—	14,640

Totals as of September 30, 2010	8,693	40,478	14,102	18,970	(16,366)	(14,436)	(3,691)	(126,015)	(25,207)	(4,125)	(107,597)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses – non current	Inventories receivables- Caballito Plot of land barter	Trade accounts payable – current	Trade accounts payable – non current	Short- term debt	Long- term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	1	323	—	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (2)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (3)	883	2	—	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (3)	—	20	—	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (3)	595	205	—	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (3)	817	29	—	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	40,450	—	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	8	—	18,970	(983)	—	—	—	—	—	19,653
Directors (3)	2	169	—	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (3)	—	22	—	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (3)	41	5	—	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—	2,087
Irsa Developments LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (3)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A. (1)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans (3)	59	2,325	—	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	31	—	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	45,404	15,010	18,970	(25,651)	(12,158)	(7,547)	(152,651)	(45,532)	(20)	(156,142)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	The Statement of Income balances for the three-month periods ended September 30, 2010 and 2009, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	(83)	(83)
Canteras Natal Crespo S.A. (4)	12	—	—	—	—	—	—	12
Consorcio Libertador (3)	31	3	—	—	—	—	—	34
Consorcio Dock del Plata S.A. (3)	39	—	—	—	—	—	—	39
Consorcio Torre Boston (3)	80	—	—	—	—	—	—	80
Cresud S.A.C.I.F. y A. (5)	—	169	(2,719)	—	(13,364)	—	—	(15,914)
Cyrsa S.A. (4)	—	2	—	—	—	—	—	2
Directors (3)	—	—	—	(11,576)	—	—	—	(11,576)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(2,453)	—	—	—	(2,453)
Fundación IRSA (3)	—	—	—	—	—	(496)	—	(496)
Tarshop S.A. (2)	58	686	80	—	—	—	—	824
Parque Arauco S.A. (6)	—	—	(1,978)	—	—	—	—	(1,978)
Personnel loans (3)	—	—	34	—	—	—	—	34

Totals as of September 30, 2010	220	860	(4,583)	(14,029)	(13,364)	(496)	(83)	(31,475)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	(116)	(116)
Canteras Natal Crespo S.A (4)	12	—	25	—	—	—	37
Consorcio Dock del Plata S.A. (3)	158	—	—	—	—	—	158
Consorcio Libertador (3)	6	3	—	—	—	—	9
Cresud S.A.C.I.F. y A. (5)	238	462	(617)	—	—	—	83
Cyrsa S.A. (4)	—	39	—	—	—	—	39
Directors (3)	—	—	(2)	(3,041)	—	—	(3,043)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(689)	—	—	(689)
Fundación IRSA (3)	—	—	—	—	(645)	—	(645)
Parque Arauco S.A. (1)	—	—	(2,215)	—	—	—	(2,215)

Totals as of September 30, 2009	414	504	(2,809)	(3,730)	(645)	(116)	(6,382)

(1)	Shareholders of Alto Palermo S.A.
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

- Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. As soon as Llao Llao Resorts S.A. is officially notified of the fees as calculated by the court, it is going to lodge an appeal against them for considering them excessively high.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,608 under “Other current liabilities – Payables to National Parks Administration”, that is, the amount in Pesos equivalent to the interest claimed by the plaintiff.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina, for a total amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of September 30, 2010
Edificio República	218,602
Caballito plot of land	36,938
Bariloche plot of land	21,900
Zetol plot of land	14,469
Suipacha 652	10,823
Vista al Muelle plot of land	9,900
Caballito plot of land	6,830

(iv)	The Company maintains a pledge over CYRSA’s shares.

(v)	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

B.	Alto Palermo S.A. (APSA)

(i)

The fixed assets account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL II Inc. (See Note 24 B.1.).

(ii)	Guarantee deposits re.securitization program account included, in other current or non-current receivables, net, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of June 30, 2010, in other current receivables, APSA has deposits that are restricted due to different court attachments.

(iv)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2010 amounts to Ps. 36,938 (disclosed in the “Non-current investments- Undeveloped plots of land”).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

(v)	Other current investments account included as of June 30, 2010, BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

(vi)	As of June 30, 2010, Tarshop S.A. has granted a guarantee over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

-	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

-	To Banco Itaú Buen Ayre S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,724).

-	To Banco Supervielle S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 7).

-	To Banco Hipotecario S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,149).

(vii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(viii)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of APSA resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such financial trust is in the process of liquidation.

(ix)	As regards the barter commitment described in Note 22.B.7, the delivery and title deed of Air Space Coto is compromised.

(x)	As of June 30, 2010 included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operate, which were included in other receivables for an amount of Ps. 217.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

(xi)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA-Horizons Project.

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching to the date 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

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- Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of September 30, 2010, the percentage of completion of the Horizons project was 86.98% considering the cost incurred in relation to the total estimated project costs.

2. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 million shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5,700,000 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 8,653,917 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 30.8 million (4,769,917 shares at US$ 3.00 and 3,864,000 at US$ 4.25 per share, respectively).

As of September 30, 2010 the Company´s interest in Hersa amounts to 10.85%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 14.34%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value.(see note 26.1).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of

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the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Metropolitan

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (“Metropolitan”), a Delaware-based limited liability company, which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million was booked under “other liabilities”, representing the Company’s maximum commitment to fund Metropolitan’s operations.

In addition, the put right has been adjusted to its value of US$ 12.5 million as of September 30, 2010 in non-current other receivables.

To facilitate discussions in the framework of a debt renegotiation between Metropolitan 885 Third Ave. LLC once the Royal Bank of Canada, on August 4, 2010, the Company, through a subsidiary, entered into an Escrow Agreement with Fidelity National Title, Insurance Company, and transferred US$ 15 million as a non-mandatory, good-faith deposit for the sole purpose of allowing discussions between the parties to move forward. The Company has reserved the right to extend the term of the agreement for an indefinite period at its sole criterion.

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4.	Acquisition of shares in Banco Hipotecario

During the fiscal year ended June 30, 2009, the Company (through its subsidiaries) acquired, in the market from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 shares of Banco Hipotecario S.A. (“BHSA”) directly from market in exchange for Ps. 107.6 million of which Ps. 78.8 million was paid in July, 2009. The transaction was recognized by the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements) generating a gain of Ps. 133.0 million. As a result of these acquisitions, as of June 30, 2009 the Company had a 21.34% interest in BHSA’s capital stock (excluding treasury shares).

During the year ended June 30, 2010 the Company (through its Subsidiaries) acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010 and the balance was paid during the present period. The transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements) generating a gain in the year of Ps. 70.4 million. As result of this transaction, as of June 30, 2010 the Company´s ownership interest in BHSA was 28.03% (without considering treasury shares).

During this period the company excercised its preemptive rights and took part in the offer mentioned in note 24.A.1 acquiring 26,197,564 class D shares totaling Ps. 36.2 million.

After the above mentioned purchases, as of September 30, 2010, the Company´s ownership interest in BHSA increased from 28.03% to 29.78% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In June 2009, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

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The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on December 13, 2010.

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

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In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

6.	Tender Offer for the acquisition of Telecom Argentina

In the course of the fiscal year 2010, and through Torodur S.A., the Company took part, together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora, a company that indirectly holds the majority shareholding in Telecom Argentina. To that end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50.0 million for the benefit of Grupo Telecom Italia.

To guarantee performance of the reimbursement obligations under the above-mentioned letter of credit, a pledge was raised over the Company’s shares in Hersha and approximately US$ 43.5 million in negotiable obligations issued by Alto Palermo and acquired by the Company.

In late July 2010, Grupo Telecom Italia decided not to continue with the process to sell Telecom Argentina and concluded it. Therefore, the pledges raised to secure performance under the letter of credit as described above were lifted.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Long-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

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A Consultative Opinion request was filed by APSA with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that the capital increase will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements.

On June 25, 2010, APSA (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price is US$ 0.4 million, out of which Ps. 0.3 million has been paid while there remains an installment that falls due on October 30, 2010. In the event APSA exercised the option, its price will be considered towards the share price.

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2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is US$ 20.7 million of which US$ 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrues 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments. maturing the first installment on July 1, 2011. Principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, APSA has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

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Having complied with such condition on July 1 st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units

3.	Tarshop S.A.

i)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding.

ii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over the APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

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4.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 223 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid US$ 0.015 and established certain guarantees in favor of APSA.

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APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6.	Beruti plot of land

On June 24, 2008, APSA acquired the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City.

The transaction was executed for a total price of US$ 17.8 million, which has been fully cancelled. Such plot of land is disclosed in Non-current investments – Undeveloped parcels of land.

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT S.A. advanced payment of US$ 10.7 million by means of a transfer to a Company’s account, while it remains to be executed the title deed to the plot of land mentioned above, which should be carried out within 30 days as from complying with the condition mentioned in the preceding paragraph.

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7.	Barter with Cyrsa S.A.

On September 24, 1997 APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver Alto Palermo S.A. (APSA) a number of storage units equivalent to 25% of all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking spaces that APSA would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

8.	Paraná plot of land.

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

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On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

9.	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As of July 1st, 2009 SAPSA was merged into APSA.

10.	Merger between APSA and Shopping Alto Palermo S.A.

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1st, 2009, APSA being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

11.	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which APSA sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.´s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.´s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, APSA own 95% of the company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between APSA and Shopping Alto Palermo S.A., as mentioned in subsection 10 of this note, APSA is the owner of 99.99996% of the company’s shares.

12.	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which were completely cancelled at previous year end.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. becomes the owner of the remaining 2.5%.

13.	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. APSA agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

14.	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, APSA executed an agreement of purchase without possession by which APSA sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, out of which US$ 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

ii)	Rosario plot of land

- On April 14, 2010, APSA received an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which it sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros Avenue. The transaction price was fixed at US$ 4.2 million, out of which US$ 1.05 million was collected. The remaining balance of the price will be settled upon executing the title deed.

- On May 3, 2010, APSA subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. On September 29, 2010, the title deed was executed. The transaction price stood at US$ 1.4 million, payable as follows: US$ 0.35 million on May 3, 2010; US$ 0.35 million upon executing the title deed and US$ 0.73 million on May 30, 2011, plus interest at 14% to be accrued as from the date the title deed is executed. To secure the outstanding price amount, the building has been mortgaged. The lots subject to these transactions have been recorded to the inventory account.

15.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2014.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2010, the holders of Convertible Notes in APSA ordinary shares have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of September 30, 2010 Convertible Notes amounted to US$ 47.2 million.

On October 7, 2010, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 15.5 million. As from the conversion, the number of Company’s shares is 1,259,608,411.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of September 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2010 the Company holds Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million (see note 22.3 to the Unaudited Basic Financial Statements). Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of September 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation and in September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

As of September 30, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,561,157 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of September 30, 2010 and 2009 the assistance to the Public Sector reaches 13.0% and 21.4%, from total Assets, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders.

On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 37.4 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.78% to 30.54%.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

2.	(Continued)

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the three-months periods ended as of September 30, 2010 and 2009, security charges of the Company amount to Ps. 2,229 and Ps. 2,046, respectively.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, see Note 22 B.9.) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

1.	(Continued)

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of September 30, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 running day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén S.A. was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén S.A. is currently evaluating the procedural recourse to be filed.

3.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period/year end the amount pending of accrual are disclosed under Other liabilities – contributed leasehold improvements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

4.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighborhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July, 2009. The office building is at the completion stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A.

5.	Issuance of securities representing short-term debt of Tarshop S.A.

During the fiscal year ended as of June 30, 2010, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010, Class I was placed for a total nominal value of Ps. 22,720 and Class II was placed for a total nominal value of Ps. 40,000.

The Class I and II VCPs will accrue interest from the issuance date at an annual nominal rate equal to the BADLAR, plus cap-margin of 400 basic points.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 25:	DERIVATIVES CONTRACTS

a) Futures contracts – Ritelco S.A. (Ritelco)

In the course of the period, Ritelco conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during the fiscal year, Ritelco booked realized gains for US$ 26 (equivalent to Ps. 103) in the “Other holding results” line of its Income statement.

As of September 30, 2010, Ritelco carries neither derivatives contracts nor guarantees associated thereto.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	SUBSEQUENT EVENTS

A.	IRSA Inversiones y representaciones Sociedad Anónima

1.	Acquisition of Hersa’s shares.

On October 22, 2010, the Company through REIG, acquired 2,952,625 ordinary shares of Hersha Hospitality Trust (“Hersha”) at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, the Company’s ownership interest in Hersha amounts to 10.72% of Hersha’s outstanding capital. Besides, if the purchase option mentioned in Note 22 A.2. was exercised and Hersha didn’t issue new shares in favor of third parties, the Company’s ownership interest in Hersha would amount to 13.63%.

B.	Alto Palermo S.A.

1.	Shareholders’ Meeting

On October 29, 2010, the Regular and Special Shareholders’ meeting was held and by majority it approved:

i) Early payment of dividends provided by the Board of Directors for Ps. 113,000 and appropriating 5% of the net income for the year, that is to say, Ps. 5,955 to the legal reserve and the remainder, or Ps. 147 to the “Voluntary Reserve for General Purposes” account.

ii) Compensations to the Board of Directors for the amount of Ps. 21,840; (b) empower the Board of Directors to (i) assign and distribute on a timely base, according to the specific tasks previous carried out by its members, (ii) make monthly salary advances ad referendum of the upcoming regular shareholders’ meeting and (c) express delegation on the Board of Directors the timely consideration, approval and assignment of the Audit Committee’s budget.

iii) Not to pay the compensation to the Supervisory Committee.

iv) Ratifying payment of a bonus for the Company’s Management as provided by the shareholders’ meeting of October 29, 2009. Ratifying the base to calculate the 1% application. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution. The delegation on the Board of Directors to distribute 1% (one percent) from the Company’s shareholders’ equity, implementation, individual assignment, time and form of execution until the next shareholders’ meeting, were approved by majority.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	(Continued)

B.	(continued)

2.	Acquisition of TGLT S.A.’s shares

On November 4, 2010, Alto Palermo S.A. (APSA) acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the three-month periods

Beginning on July 1, 2010 and 2009 and

ended September 30, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	June 30, 2010
ASSETS
CURRENT ASSETS
Cash and banks (Note 2)	4,751	7,453
Investments (Exhibits C and D)	291,596	77,222
Accounts receivable, net (Note 3)	42,491	38,940
Other receivables (Note 4)	75,107	97,652
Inventories (Note 5)	36,942	33,478

Total Current Assets	450,887	254,745

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	16,648	16,551
Other receivables (Note 4)	131,648	64,774
Inventories (Note 5)	57,247	58,111
Investments (Exhibits C and D)	2,429,643	2,334,314
Fixed assets, net (Exhibit A)	953,016	958,039
Intangible Assets, net (Exhibit B)	232	721

Subtotal Non-Current Assets	3,588,434	3,432,510

Negative goodwill, net	(39,693)	(40,212)

Total Non-Current Assets	3,548,741	3,392,298

Total Assets	3,999,628	3,647,043

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6)	22,361	22,715
Customer advances (Note 7)	20,127	19,865
Short-term debt (Note 8)	123,493	399,975
Salaries and social security payable	2,596	3,547
Taxes payable (Note 9)	9,873	16,086
Other liabilities (Note 10)	19,555	24,986

Subtotal Current Liabilities	198,005	487,174

Allowances (Exhibit E)	713	631

Total Current Liabilities	198,718	487,805

NON-CURRENT LIABILITIES

Customer advances (Note 7)	609	1,206
Long-term debt (Note 8)	1,217,345	637,461
Taxes payable (Note 9)	57,441	55,869
Other liabilities (Note 10)	64,769	61,656

Total Non-Current Liabilities	1,340,164	756,192

Total Liabilities	1,538,882	1,243,997

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,460,746	2,403,046

Total Liabilities and Shareholders’ Equity	3,999,628	3,647,043

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

62	Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Revenues	44,328	77,498
Costs (Exhibit F)	(9,341)	(18,843)

Gross profit	34,987	58,655

Administrative expenses (Exhibit H)	(16,920)	(12,215)
Selling expenses (Exhibit H)	(1,524)	(4,453)

Subtotal	(18,444)	(16,668)

Gain from recognition of inventories at net realizable value	1,152	1,675

Operating income	17,695	43,662

Amortization of negative goodwill, net	519	519

Financial results generated by assets:
Interest income	9,792	10,014
Foreign exchange gain	8,086	4,705
Holding gain	4,292	4,082

Subtotal	22,170	18,801

Financial results generated by liabilities:
Interest expense (Exhibit H)	(36,240)	(19,948)
Foreign exchange loss	(12,692)	(9,049)
Other financial expenses (Exhibit H)	(416)	(287)

Subtotal	(49,348)	(29,284)

Financial results, net	(27,178)	(10,483)

Gain on equity investees (Note 12.c.)	65,232	110,985
Other expenses, net (Note 11)	(3,120)	(2,943)

Net income before tax	53,148	141,740

Income tax (Note 15)	3,045	(10,295)

Net income for the period	56,193	131,445

Earnings per share (Note 13):
Basic net income per share	0.097	0.227
Diluted net income per share	0.097	0.227

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

63	Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings			Retained earnings	Total at the period end
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 14.b)	Reserve for new developments	Cumulative translation adjustment
Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	12,849	210,767	2,095,662

Cumulative translation adjustment	—	—	—	—	—	—	1,284	—	1,284
Net gain for the period 07.01.09 – 09.30.09	—	—	—	—	—	—	—	131,445	131,445

Balances as of September 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	14,133	342,212	2,228,391

Cumulative translation adjustment	—	—	—	—	—	—	3,326	—	3,326
Appropriation of retained earnings approved by Shareholders meeting held 10.29.09	—	—	—	—	—	—	—	(31,727)	(31,727)
Legal Reserve increase	—	—	—	—	7,932	—	—	(7,932)	—
Net gain for the period 10.01.09 – 06.30.10	—	—	—	—	—	—	—	203,056	203,056

Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	17,459	505,609	2,403,046

Cumulative translation adjustment	—	—	—	—	—	—	1,507	—	1,507
Net gain for the period 07.01.10 – 09.30.10	—	—	—	—	—	—	—	56,193	56,193

Balances as of September 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	18,966	561,802	2,460,746

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

64	Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	57,467	99,408
Cash and cash equivalents as of the end of the period	171,708	61,380

Net increase (decrease) in cash and cash equivalents	114,241	(38,028)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	56,193	131,445

(Less) plus income tax and MPIT accrued for the period	(3,045)	10,295
Adjustments to reconcile net loss (income) to cash flows from operating activities:
• Allowances and provisions	5,877	7,933
• Amortization and depreciation	6,264	6,432
• Gain on equity investees	(65,232)	(110,985)
• Financial results, net	(8,740)	(8,846)
• Accrued interest	29,649	19,218
• Gain from recognition of inventories at net realizable value	(1,152)	(1,675)
• Amortization of negative goodwill, net	(519)	(519)
Changes in certain assets and liabilities net of non cash transaction:
• (Increase) decrease in current investments	(5,856)	6,059
• Decrease in accounts receivables, net	494	4,828
• Decrease in other receivables	14,181	18,646
• Decrease in inventory	1,582	9,918
• Decrease in trade accounts payable	(819)	(3,739)
• (Decrease) increase in customer advances	(464)	4,175
• Decrease in taxes payable and salaries and social security payable	(10,334)	(10,126)
• (Decrease) increase in other liabilities	(6,175)	532

Net cash (used in) provided by operating activities	11,904	83,591

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in other investments	6,181	17,963
• Cash collected from merger, spin-off-merger and acquisition of related parties	—	5,038
• Acquisition and improvements of fixed assets	(356)	(1,176)
• Shareholding increase in equity investees	(6,050)	(20)
• Increase in undeveloped parcels of land	—	(20)
• Advance payments for the acquisition of shares	(28,655)	—
• Irrevocable contributions in subsidiary companies	(44,882)	(161,850)
• Loans granted to related parties	(85,434)	2,499

Net cash used in investing activities	(159,196)	(137,566)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase of issuance of non-convertible notes, net of issuance expenses	567,449	—
• (Decrease) increase in bank overdraft, net	(279,219)	44,150
• Loans with related companies	(203)	(243)
• Payments of interest	(26,494)	(27,960)

Net cash provided by financing activities	261,533	15,947

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	114,241	(38,028)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

65	Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2010	September 30, 2009
Supplemental cash flow information
• Income tax paid	390	430

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	—	8,644
• Increase in non-current investments through a decrease in other receivables	36,036	—
• Decrease in non-current investments through an increase in other receivables	—	109
• Cumulative translation differences	1,507	1,284
• Transfer of undeveloped parcels of land to inventories	3,030	—

	September 30, 2010	September 30, 2009
Merger, spin-off - merger and acquisition of subsidiaries (Note 16.2)
• Current investments	—	13
• Accounts receivable, net	—	953
• Other receivables	—	(51,187)
• Inventories	—	12,666
• Fixed assets, net	—	93,678
• Intangible assets, net	—	128
• Undeveloped parcels of lands	—	18,123
• Non-current investment	—	277,117
• Negative goodwill, net	—	—
• Trade accounts payable	—	1,244
• Customer advances	—	(1,105)
• Salaries and social security payable	—	(1,261)
• Taxes payable	—	(14,372)
• Other liabilities	—	(1,876)

Net value of assets acquired not considered cash and cash equivalents	—	334,121

• Cash and cash equivalents	—	5,038

Net value of assets acquired	—	339,159

• Higher value of the acquired assets	—	6,575
• Equity from merged and acquired subsidiaries	—	(303,444)
• Goodwill	—	(42,290)

Net value of merger	—	—

66	Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the three-month periods beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the three-month periods ended September 30, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s three-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3.	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the three-month period ended September 30, 2010 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and September 30, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

1.5.	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivable, net and trade accounts payable

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3. or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Investments in subsidiaries and equity investments:

Non-current investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at September 30, 2010 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A. y Torodur S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the Company’s operations in relation to its subsidiaries whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in their own transactions or with local loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

Tyrus’s and Torodur’s assets and liabilities were converted into pesos at the exchange rate in force at the close of the period/year. The Statement of Income accounts have been converted into pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Cumulative translation adjustment”.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Unaudited Statements of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Unaudited Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

p.	(Continued)

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a case-by-case basis considering the present value of expected future cash flows. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets which had been impaired in prior years increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended as of September 30, 2010 and the fiscal year ended as of June 30, 2010 are detailed in Exhibit E.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A, Torodur S.A. and subsidiaries of Ritelco S.A., financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

s.	Profit and loss accounts

The profit and loss for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.2	Revenues from leases

Revenues from leases are recognized on a straight-line basis over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Palermo Invest S.A. (see Note 16.2.).

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the unaudited consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

1.6	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, IRSA’s Board of Directors has approved the specific implementation plan for the application of IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Cash on hand (Exhibit G)	118	119
Banks accounts (Exhibit G)	4,633	2,117
Checks to be deposited	—	5,217

	4,751	7,453

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Mortgages, leases receivable and services (1) (Exhibit G)	28,854	16,648	25,607	16,551
Related parties (Note 12.a.) (Exhibit G)	14,858	—	14,738	—
Debtors under legal proceedings and past due debts	8,355	—	8,355	—
Notes receivable	341	—	339	—
Less:
Allowance for doubtful accounts (Exhibit E)	(9,917)	—	(10,099)	—

	42,491	16,648	38,940	16,551

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	64,193	95,177	41,036	34,430
Receivables from the sale of shares (Exhibit G) (1)	—	—	35,772	—
Guarantee deposits (Exhibit G)	—	—	8,402	—
Prepaid expenses and services	5,048	1,193	7,933	1,168
MPIT	—	34,713	—	28,589
Present value	—	(190)	—	(168)
Others (Exhibit G)	5,866	755	4,509	755

	75,107	131,648	97,652	64,774

(1)	See Note 16.9.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Credit from barter of Caballito (Cyrsa) (1) (Note 12.a.)	—	37,939	—	37,939
Credit from barter of Caballito (Koad) (2)	26,724	6,890	25,808	6,654
El Encuentro (3)	4,587	4,218	4,938	5,318
Torres Jardin IV	3,030	—	—	—
Pereiraola (4)	—	8,200	—	8,200
Abril	1,605	—	1,755	—
Other inventories	996	—	977	—

	36,942	57,247	33,478	58,111

(1)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby IRSA conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes: there will be a first stage comprising the construction of two buildings and a second stage for the construction of a third building, at Cyrsa’s option. As consideration, Cyrsa paid US$ 0.12 million, with the outstanding balance to be paid through the delivery of 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa has mortgaged the land for the amount of US$ 12.6 million in favor of the Company.
(2)	In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.” As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. In addition, preliminary sales agreements were signed over 65 functional units to be received. With these units recognized at net realization value, this transaction generated income for Ps. 1,152 during the three-month period ended on September 30, 2010 and Ps. 4,839 during the fiscal year ended as of June 30, 2010. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.
(3)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addittion preliminary sales agreements have been signed for 3 units. With these units recognized at net realization value, this transaction generated income for Ps. 1,044 during the fiscal year ended as of June 30, 2010. Title deeds have been drawn for the sale of a further 15 units.
(4)	See Note 16.5.

NOTE 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	September 30, 2010	June 30, 2010
Related parties (Note 12.a.) (Exhibit G)	10,071	13,274
Suppliers (Exhibit G)	4,822	4,642
Accruals	7,320	4,579
Others	148	220

	22,361	22,715

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Customer advances (Exhibit G)	17,734	—	17,468	—
Leases and services advances	2,393	609	2,397	1,206

	20,127	609	19,865	1,206

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Overdrafts	32,693	—	311,912	—
Bank Loans (Exhibit G) (1)	70,688	53,157	68,054	52,767
Non convertible notes - 2017 (Note 12.a. and 17 and Exhibit G) (2)	7,540	589,263	20,009	584,694
Non convertible notes - 2020 (Note 17 and Exhibit G) (3)	12,572	574,295	—	—

	123,493	1,217,345	399,975	637,461

(1)	The balance as of September 30, 2010 includes mainly:
a)	Ps. 30,642 as a current balance and Ps. 53,157 as a non-current balance related to the debt for purchase the República building (Exhibit G).
b)	Ps. 40,046 as a loan granted by Banco de la Nación Argentina maturing in November 2010 and accruing interest at a rate of 14% per annum, interest shall be paid monthly.
(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 4,737 non-current and Ps. 874 current and Ps. 4,956 non-current as of September 30, 2010 and June 30, 2010, respectively.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 6,216 non-current, as of September 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
MPIT	2,922	4,693	5,826	—
Provision on tax on Shareholders’ personal assets	3,426	—	3,582	—
VAT, net balance	150	—	3,361	—
Tax retentions to third parties	1,564	—	1,472	—
Gross revenue tax	1,512	—	1,160	—
Income tax, net	—	—	390	—
Tax facilities for gross revenue tax	157	310	153	351
Tax facilities for municipal taxes	142	437	142	472
Deferred income tax (Note 15)	—	52,001	—	55,046

	9,873	57,441	16,086	55,869

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2010		June 30, 2010
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	1,028	57,888	1,246	57,457
Directors’ fees provision (Note 12.a.) (1)	9,599	4,105	15,060	—
Administration and reserve funds	3,182	—	3,395	—
Guarantee deposits (Exhibit G)	4,153	2,678	3,014	4,106
Lesser value of acquired contracts (Note 1.5L)	378	—	1,308	—
Present value	—	(97)	—	(102)
Others	1,215	195	963	195

	19,555	64,769	24,986	61,656

(1)	As of September 30, 2010 and June 30, 2010, it is disclosed net of advances to Directors for Ps. 17,545 and Ps. 11,519, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2010	September 30, 2009
Other income:
Recovery of allowances	—	67
Others	13	28

Subtotal	13	95

Other expenses:
Donations	(1,355)	(1,395)
Tax on Shareholders’ personal assets	(1,152)	(1,290)
Unrecoverable VAT	(445)	(130)
Lawsuits contingencies (1)	(132)	(29)
Others	(49)	(194)

Subtotal	(3,133)	(3,038)

Total other expenses, net	(3,120)	(2,943)

(1)	As of September 30, 2010 includes Ps. 82 corresponding to allowances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of September 30, 2010 and June 30, 2010, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non- current Investments	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Inventories Caballito plot of land barter	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	110,946	206,510	926	5	—	—	(929)	—	—	—	—	317,458
Arcos del Gourmet S.A. (1)	—	—	1	—	—	—	—	—	—	—	—	1
Baicom Networks S.A. (5)	—	—	—	12	—	—	—	—	—	—	—	12
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	664	72	—	—	—	—	—	—	—	736
Consorcio Dock del Plata (4)	—	—	693	161	—	—	(113)	—	—	(3)	—	738
Consorcio Libertador S.A. (4)	—	—	—	69	—	—	(157)	—	—	(4)	—	(92)
Consorcio Torre Boston S.A.(4)	—	—	1,533	710	—	—	(1,158)	—	—	—	—	1,085
Consultores Assets Management S.A. (4)	—	—	919	19	—	—	(2)	—	—	—	—	936
Cresud S.A.C.I.F. y A. (2)	—	—	1,122	33,617	—	—	(3,905)	(1,860)	(74,944)	—	—	(45,970)
Cyrsa S.A. (5)	—	—	3,172	16	—	37,939	(1,576)	—	—	—	—	39,551
Directors (4)	—	—	—	164	—	—	(36)	—	—	(9,599)	(4,113)	(13,584)
E-Commerce Latina S.A. (1)	—	—	257	6,278	—	—	(161)	—	—	—	—	6,374
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(2)	—	—	—	—	(2)
Estudio Zang, Bergel & Viñes (4)	—	—	—	29	—	—	(442)	—	—	—	—	(413)
Fibesa S.A. (1)	—	—	191	3	—	—	(159)	—	—	—	—	35
Fundación IRSA (4)	—	—	37	1	—	—	—	—	—	—	—	38
Hersha Hospitality Trust (3)	—	—	—	112	—	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	1	21	—	—	—	—	—	(794)	—	(772)
Inversora Bolívar S.A. (1) (6)	—	—	121	6,671	—	—	(288)	—	—	—	—	6,504
IRSA International LLC (1)	—	—	—	638	59,400	—	(529)	—	—	—	—	59,509
Jiwin S.A. (1)	—	—	—	7	—	—	—	—	—	—	—	7
Llao – Llao Resorts S.A. (1)	—	—	3,194	41	20,363	—	—	—	—	—	(7)	23,591
Miltary S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	21	—	—	—	—	—	—	—	—	21
Nuevas Fronteras S.A. (1)	—	—	99	1	—	—	(82)	—	—	(20)	(4,761)	(4,763)
Palermo Invest S.A. (1) (6)	—	—	132	246	—	—	(286)	—	—	—	—	92
Panamerican Mall S.A. (1)	—	—	—	25	—	—	(2)	—	—	—	—	23
Employees (4)	—	—	—	412	—	—	(42)	—	—	—	—	370
Puerto Retiro S.A. (5)	—	—	119	—	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (1)	—	—	94	252	—	—	(191)	—	—	—	—	155
REIG I (1)	—	—	—	613	—	—	—	—	—	—	—	613
Ritelco S.A. (1)	—	—	8	6,195	—	—	—	—	—	(207)	(53,112)	(47,116)
Shopping Neuquén S.A. (1)	—	—	1	1	—	—	—	—	—	—	—	2
Solares de Santa María S.A. (1)	—	—	1,379	91	15,414	—	—	—	—	—	—	16,884
Tarshop S.A. (3)	—	—	137	—	—	—	—	—	—	—	—	137
Torodur S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Tyrus S.A. (1)	—	—	35	7,693	—	—	—	—	—	—	—	7,728

Totals at September 30, 2010	110,946	206,510	14,858	64,193	95,177	37,939	(10,071)	(1,860)	(74,944)	(10,627)	(61,993)	370,128

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non- current Investments	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Inventories Caballito plot of land barter	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	20,720	293,890	1,943	220	—	—	(3,670)	—	—	—	—	313,103
Banco Hipotecario (3)	—	—	—	—	—	—	(159)	—	—	—	—	(159)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	634	102	—	—	—	—	—	—	—	736
Consorcio Dock del Plata (4)	—	—	883	2	—	—	(10)	—	—	(3)	—	872
Consorcio Libertador S.A. (4)	—	—	—	20	—	—	(66)	—	—	(4)	—	(50)
Consorcio Torre Boston S.A.(4)	—	—	595	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (4)	—	—	814	29	—	—	(2)	—	—	—	—	841
Cresud S.A.C.I.F. y A. (2)	—	—	948	35,573	—	—	(6,748)	(4,616)	(72,174)	—	—	(47,017)
Cyrsa S.A. (5)	—	—	3,170	16	—	37,939	(1,576)	—	—	—	—	39,549
Directors (4)	—	—	—	164	—	—	(36)	—	—	(15,060)	(8)	(14,940)
E-Commerce Latina S.A. (1)	—	—	72	295	—	—	—	—	—	—	—	367
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang. Bergel & Viñes (4)	—	—	—	22	—	—	(290)	—	—	—	—	(268)
Fibesa S.A. (1)	—	—	248	3	—	—	(42)	—	—	—	—	209
Fundación IRSA (4)	—	—	36	5	—	—	—	—	—	—	—	41
Hersha Hospitality Trust (3)	—	—	—	112	—	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	9	21	—	—	—	—	—	(789)	—	(759)
Inversora Bolívar S.A. (1) (8)	—	—	—	607	—	—	(5)	—	—	—	—	602
IRSA International LLC (1)	—	—	—	633	—	—	(525)	—	—	—	—	108
Llao – Llao Resorts S.A. (1)	—	—	980	2,237	19,792	—	—	—	—	(260)	—	22,749
Miltary S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	26	—	—	—	—	—	—	—	—	26
Nuevas Fronteras S.A. (1)	—	—	145	1	—	—	(81)	—	—	(19)	(4,726)	(4,680)
Palermo Invest S.A. (1) (8)	—	—	10	36	—	—	—	—	—	—	—	46
Panamerican Mall S.A. (1)	—	—	—	1	—	—	(3)	—	—	—	—	(2)
Employees (4)	—	—	—	48	—	—	(28)	—	—	—	—	20
Puerto Retiro S.A. (5)	—	—	119	—	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (1)	—	—	14	—	—	—	—	—	—	—	—	14
REIG I (3)	—	—	—	581	—	—	—	—	—	—	—	581
Ritelco S.A. (1)	—	—	—	6	—	—	—	—	—	(171)	(52,723)	(52,888)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,300	49	14,638	—	—	—	—	—	—	15,987
Tarshop S.A. (1)	—	—	2,790	—	—	—	(21)	—	—	—	—	2,769
Torodur S.A. (1)	—	—	—	8	—	—	—	—	—	—	—	8
Tyrus S.A. (1)	—	—	—	30	—	—	—	—	—	—	—	30

Totals at June 30, 2010	20,720	293,890	14,738	41,036	34,430	37,939	(13,274)	(4,616)	(72,174)	(16,306)	(57,457)	278,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended September 30, 2010 and 2009 are as follows:

Related parties	Sales and services fees	Leases earned	Interest earned	Donations	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	—	1,030	9,029	—	(322)	—	9,737
Canteras Natal Crespo S.A. (5)	24	—	—	—	—	—	24
Cresud S.A.C.I.F. y A. (2)	—	169	453	—	(3,978)	(2,783)	(6,139)
Consorcio Dock del Plata S.A. (4)	39	—	—	—	—	—	39
Consorcio Libertador S.A. (4)	31	3	—	—	—	—	34
Consorcio de Propietarios Torre Boston (4)	80	—	—	—	—	—	80
CYRSA S.A. (5)	—	4	—	—	—	—	4
Directors (4)	—	—	—	—	(4,670)	—	(4,670)
E-Commerce S.A. (1)	—	—	170	—	—	—	170
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(918)	—	(918)
Fibesa S.A (1)	10	137	—	—	—	—	147
Fundacion Irsa (4)	—	—	—	(496)	—	—	(496)
Inversora Bolívar S.A. (1) (6)	—	—	175	—	—	—	175
Llao Llao Resorts S.A. (1)	—	19	423	—	—	—	442
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(60)	(60)
Palermo Invest S.A. (1)	—	—	83	—	—	—	83
Quality Invest S.A. (1)	—	—	78	—	—	—	78
Ritelco S.A. (1)	—	—	116	—	—	(241)	(125)
Solares de Santa María S.A. (1)	—	—	326	—	—	—	326
Tarshop S.A. (1)	58	606	—	—	—	—	664
Tyrus S.A. (1)	—	—	143	—	—	—	143

Totals at September 30, 2010	242	1,968	10,996	(496)	(9,888)	(3,084)	(262)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b	(Continued)

Related parties	Sales and services fees	Leases earned	Interest earned	Donations	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	111	1,261	7,164	—	—	—	8,536
Canteras Natal Crespo S.A. (5)	24	—	49	—	—	—	73
Cresud S.A.C.I.F. y A. (2)	238	462	—	—	—	(3)	697
Consorcio Dock del Plata S.A. (4)	156	—	—	—	—	—	156
Consorcio Libertador S.A. (4)	6	3	—	—	—	—	9
CYRSA (5)	—	78	—	—	—	—	78
Directors (4)	—	—	—	—	(3,041)	—	(3,041)
E-Commerce S.A. (1)	3	—	—	—	—	—	3
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(680)	—	(680)
Fibesa S.A (1)	—	173	—	—	—	—	173
Fundacion Irsa (4)	—	—	—	(645)	—	—	(645)
Llao Llao Resorts S.A. (1)	—	40	1,095	—	—	—	1,135
Nuevas Fronteras S.A. (1)	115	—	—	—	—	(58)	57
Loans granted to employees (4)	—	—	5	—	—	—	5
Ritelco S.A. (1)	—	—	—	—	—	(454)	(454)
Solares de Santa María S.A. (1)	—	—	305	—	—	—	305
Tarshop S.A. (1)	39	443	—	—	—	—	482

Totals at September 30, 2009	692	2,460	8,618	(645)	(3,721)	(515)	6,889

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Related party (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control
(6)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	September 30, 2010	September 30, 2009
Gain on equity investees	68,172	113,341
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	411	500
Accrual of financial results from notes of APSA (Note 18.1)	(3,562)	(3,562)
Foreign exchange gain of notes of APSA	211	706

	65,232	110,985

NOTE 13:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	September 30, 2010	September 30, 2009
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2010	September 30, 2009
Net income for calculation of basic earnings per share	56,193	131,445
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	56,193	131,445

Net basic income per share	0.097	0.227
Net diluted income per share	0.097	0.227

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	COMMON STOCK

a.	Common stock

As of September 30, 2010, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

iv)	See Note 22.2.

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Deferred assets and liabilities
Cash and Banks	(10)	—	(10)
Investments	52,957	(369)	52,588
Accounts receivable, net	1,279	(64)	1,215
Other receivables	(217)	179	(38)
Inventories	(33)	58	25
Fixed assets, net	(108,286)	42	(108,244)
Tax loss carryfowards	—	5,305	5,305
Short and long-term debt	(2,041)	(2,348)	(4,389)
Allowances	—	250	250
Salaries and social security payable	443	216	659
Other liabilities	862	(224)	638

Total net deferred liabilities	(55,046)	3,045	(52,001)

Net liabilities at period end derived from the information included in the above table amount to Ps. 52,001.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a breakdown of the balance of tax loss carryforwards:

Year of generation	Amount	Statute of Limitation
Three-month period fiscal year 2011	15,157	2016
Tax loss carryforwards	15,157

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended September 30, 2010 and 2009, respectively:

Items	09.30.10	09.30.09
Pretax income	53,148	141,740
Statutory income tax rate	35%	35%

Income tax expense at statutory tax rate on pretax income	18,602	49,609

Permanent differences at tax rate:
- Restatement into constant currency	291	1,591
- Amortization of intangible assets	932	—
- Donations	467	253
- Tax on personal assets	403	452
- Non-deductible expenses	(3)	—
- Allowances recovery	—	(587)
- Others	1,585	(1,801)
- Gain from holdings of investments	(25,322)	(38,845)

Income tax charge for the period	(3,045)	10,672

MPIT charge for the period	—	(377)

Total income tax and MPIT charge for the period	(3,045)	10,295

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	09.30.10	09.30.09
Total income and MPIT expense	(3,045)	10,672

Less temporary differences:
Additions
Account receivable, net	—	1,090
Other receivable	179	211
Tax loss carryfowards	5,305	1,884
Inventories	—	(555)
Investments	—	(264)
Fixed assets, net	—	(19,274)
Loans	(2,348)	—
Salaries and social security payable	216	99
Other liabilities	—	269
Allowances	250	—
Reversals
Account receivable, net	(64)	—
Inventories	58	—
Investments	(369)	—
Fixed assets, net	42	—
Intangible assets	—	(101)
Banks and financial loans	—	77
Other liabilities	(224)	—

Total temporary differences	3,045	(16,564)

Less balances incorporated from spin-off - merger (note 16.2)	—	8,931

Total income tax	—	3,039

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 117.5 million which should be recorded in the retained earnings for Ps. 120.1 million (loss) and in the income statement accounts of the period Ps. 13.7 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.7	7.0	7.0	95.8	117.5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the three-month period ended on September 30, 2009, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 2,751 square meters in exchange for a total of Ps. 33.5 million. The gross income generated by these transactions amounted to Ps. 23.8 million.

During the three-month period ended September 30, 2010 there were no sale of offices.

2.	Merger and spin-off/merger between the Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s Shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. and Inversora Bolívar S.A. to be subsequently merged with the Company as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities. (See Note 22.2)

3.	Acquisition of Catalinas Norte plot of land.

On December 2009 the Company acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million were paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million were paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

4.	(Continued)

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010 the Board of Directors resolved exercise the purchase option, which was materialized after the closing of these financial statements. (See Note 22.1.).

5.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010. As of September 30, 2010 the buyer had effected advanced payments on the first installment for US$ 1.05 million.

6.	Acquisition of Torodur S.A.

In May 2010 the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP, at cost.

7.	Acquisition of the building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company and American partners entered into a conditional purchase and sale agreement to acquire the property located at 183 Madison Avenue, New York, NY. The investment vehicle is a US-based company, Rigby 183 LLC, which, as soon as the transaction is consummated, will be controlling a 19-story building at 183 Madison Avenue, New York, NY, that spans 22,893 square meters of net leasable area. The price offered was US$ 75.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

7.	(Continued)

The property is located in a Manhattan area known as “Midtown South” that also hosts other famous and prominent venues such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden and boasts one the most significant office and retail markets in addition to excellent commuting alternatives, restaurants, shops and entertainment options.

On August 30, 2010, the Company transferred US$ 7.3 million, in order to have that amount together with the amount to be contributed by its partners at Rigby 183 LLC, held in a deposit in the name of the seller, for the agreement signed.

It must be clarified that the transaction has not yet been consummated and that it is subject to certain conditions. Given that the seller is going through bankruptcy proceedings, the requisite court approvals for considering the transaction to have been consummated are still pending. Additionally, Rigby 183 LLC has reserved the right to equal any competitive bid for acquiring the property that may be placed in the framework of the reorganization proceedings against the seller. If this were consummated, the Company would be holding a 49% stake in Rigby 183 LLC’s capital stock.

8.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offer and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of September 30, 2010, the Company’s share in BHSA increased from the 5% interest in BHSA’s capital stock held as of the end of the fiscal year, to 5.29% (without considering treasury shares). By virtue of the provisions arising from the Bank’s by-laws, the shares acquired do not entitle holders to vote or to collect dividends and/or any other distributions.

9.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares De Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non-convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible notes-2017 contain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to $ 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought Alto Palermo Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. This transactions generated results for Ps. 74,285 and Ps. 18,363, respectively (See Note 22.3.).

NOTE 19:	RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652” set up to secure its obligation to construct a building and transfer the units to be constructed in said building as price balance for the acquisition of the property located at Libertador 1755.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

3.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these unaudited financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August, 2007 the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November, 2007 the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plantiff resolution was right to CNDC. As of the date of issuance of these unaudited financial statements, the Company is in process to present the required documentation notifying the operation.

In May, 2008 the Company applied to the CNDC for a consultative opinion whether the Company had to notify or not the acquisition of Edificio República. The CNDC stated that there was indeed a duty to notify the transaction. In February, 2010 the Company has presented the required documentation notifying the operation. On November 3, 2010 the operation was approved.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	SUBSEQUENT EVENTS

1.	Option to acquire an ownership interest in Alto Palermo S.A. (APSA).

On October 15, 2010 the exercise of the option discussed in Note 16.4. was consummated through payment of the price balance. As a result, the Company became the holder of 94.89% of APSA’s capital stock.

2.	Shareholders’ Meeting dated November 2, 2010.

The following are some of the resolutions adopted by the shareholders’ meeting:

•	To enhance the amount of the Program for the Issuance of Negotiable Obligations currently in force for up to an additional US$ 50 million (See Note 17).

•	To pay a cash-only dividend for Ps.120 million, thus raising the amount proposed by the Board (See Note 1.5.w.)

•	The fees of the Board of Directors for Ps. 27,791.

•

The reorganization approved in its entirety by the Shareholders’ meeting held on October 29 and November 27, 2009 as well as the powers delegated in due time by management exactly as delegated; and to ratify and approve the documentation submitted to the meeting’s consideration and the powers delegated in due time (See Note 16.2)

•	The payment of a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

3.	Sale of Alto Palermo’s Notes

On October 12, 2010 the Company sold Alto Palermo’s Series I Notes for a nominal value of US$ 39.6 million that it had acquired in fiscal 2009 for US$ 38.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2010

and ended September 30, 2010 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

					Depreciation
					Accumulated as of beginning of year	For the period/year
Items	Value as of beginning of year	Additions and Transfers	Deductions and Transfers	Value as of end of period/year		Increase, decreases and Transfers	Amount (1)	Accumulated as of end of the period/year	Allowances for impairment (2)	Net carrying value as of September 30, 2010	Net carrying value as of June 30, 2010
Furniture and fixtures	2,886	—	—	2,886	2,526	—	9	2,535	—	351	360
Machinery, equipment and computer equipment	10,288	149	—	10,437	9,692	—	102	9,794	—	643	596
Leasehold improvements	8,180	—	—	8,180	8,094	—	9	8,103	—	77	86
Vehicles	221	—	—	221	221	—	—	221	—	—	—
Work in progress	2,034	145	—	2,179	—	—	—	—	—	2,179	2,034
Advances for fixed assets	268	3	—	271	—	—	—	—	—	271	268

Subtotal other fixed assets	23,877	297	—	24,174	20,533	—	120	20,653	—	3,521	3,344

Properties:
Edificio República	230,294	—	—	230,294	10,517	—	1,175	11,692	—	218,602	219,777
Torre BankBoston (3)	169,078	—	—	169,078	8,192	—	727	8,919	—	160,159	160,886
Bouchard 551	160,657	—	—	160,657	10,087	—	582	10,669	—	149,988	150,570
Plot of land Catalinas Norte	100,804	59	—	100,863	—	—	—	—	—	100,863	100,804
Intercontinental	113,969	—	—	113,969	31,561	—	1,004	32,565	—	81,404	82,408
Bouchard 710	72,460	—	—	72,460	7,199	—	255	7,454	—	65,006	65,261
Dique IV	67,256	—	—	67,256	2,636	—	564	3,200	—	64,056	64,620
Maipú 1300	52,716	—	—	52,716	14,429	—	346	14,775	—	37,941	38,287
Costeros Dique IV	23,337	—	—	23,337	4,226	—	147	4,373	—	18,964	19,111
Libertador 498	20,344	—	—	20,344	5,687	—	142	5,829	—	14,515	14,657
Suipacha 652	17,010	—	—	17,010	6,074	—	113	6,187	—	10,823	10,936
Museo Renault (4)	8,503	—	—	8,503	605	—	64	669	—	7,834	7,898
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(3,335)	5,427	5,427
Avda. de Mayo 595	7,339	—	—	7,339	2,850	—	59	2,909	—	4,430	4,489
Thames	8,955	—	—	8,955	5,058	—	1	5,059	—	3,896	3,897
Casona Abril	3,412	—	—	3,412	684	—	51	735	—	2,677	2,728
Constitución 1111	1,338	—	—	1,338	441	—	11	452	—	886	897
Dock del Plata	932	—	—	932	68	—	5	73	—	859	864
Alto Palermo Park	622	—	—	622	76	—	—	76	—	546	546
Madero 1020	363	—	—	363	145	—	5	150	—	213	218
Rivadavia 2768	334	—	—	334	117	—	6	123	—	211	217
Sarmiento 517	485	—	—	485	91	—	5	96	(194)	195	197
Subtotal properties	1,068,970	59	—	1,069,029	110,743	—	5,262	116,005	(3,529)	949,495	954,695

Total as of September 30, 2010	1,092,847	356	—	1,093,203	131,276	—	5,382	136,658	(3,529)	953,016

Total as of June 30, 2010	911,934	(5)235,042	(54,129)	1,092,847	80,667	(6)28,645	21,964	131,276	(7)(3,532)		958,039

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 3 (Exhibit H).
(3)	Includes Ps. 5,638 and Ps. 5,690 as of September 30 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,073 and Ps. 3,113 as of September 30, 2010 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(6)	Includes Ps. 38,471 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the three-month period beginning on July 1, 2010

and ended September 30, 2010 compared with the period ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value				Amortization				Net carrying value as of September 30, 2010	Net carrying value as of June 30, 2010
	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of period/ year end	Accumulated as of beginning of year	Additions and Deductions and transfers	Amount (1)	Accumulated as of end of the period/ year
Intangible Assets – savings expenses
- Torre BankBoston	5,644	—	—	5,644	5,070	—	430	5,500	144	574
- Museo Renault	198	—	—	198	198	—	—	198	—	—
- Edificio República	555	—	—	555	468	—	52	520	35	87
Expenses on real estate development	1,150	—	—	1,150	1,148	—	1	1,149	1	2
Expenses on projects development	294	—	—	294	236	—	6	242	52	58

Totals as of September 30, 2010	7,841	—	—	7,841	7,120	—	489	7,609	232

Totals as of June 30, 2010	6,397	(2) 1,444	—	7,841	3,734	(2)1,316	2,070	7,120		721

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off - merger (See Note 16.2.)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

						Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Currency	P.V.	Amount	Book value as of September 30, 2010	Book value as of June 30, 2010	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock

Current Investment

Boden 2012 (Exhibit G) (2)	US$	0.001	600	1	2
Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	14	14
Mortgage bonds (2)	Ps.	—	—	—	55

Total as of September 30, 2010				15

Total as of June 30, 2010					71

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2010	Book value at June 30, 2010	Issuer’s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Palermo Invest S.A.(5)	Common 1 vote	0.001	78,101,986	81,057	79,461	Investment	Bolívar 108 1 floor, Buenos Aires	09.30.10	78,102	1,596	111,223	100.00%
	Irrevoc. Contrib.			30,167	25,099
	Higher Inv. Value			5,147	5,147
	Purchase expenses			334	462
	Eliminations			(31,415)	(38,079)
Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	18,518	19,254	Hotel operations	Av Córdoba 680, Buenos Aires	09.30.10	19,209	(920)	23,148	80.00%
	Higher Inv. Value			1,260	1,292
	Eliminations			(100)	(150)
	Purchase expenses			31	32
Alto Palermo S.A. (1)	Common 1 vote	0.001	49,541,009	565,316	525,117	Real estate investments	Moreno 877 22 floor, Buenos Aires	09.30.10	78,206	63,454	892,414	63.35%
	Goodwill			(37,523)	(38,185)
	Higher Inv. Value (Note 12.a)			95,297	99,004
	Eliminations			(1,982)	(2,044)
Llao – Llao Resort S.A.	Common 1 vote	0.001	53,023,430	34,765	35,001	Hotel operations	Florida 537 18 floor, Buenos Aires	09.30.10	106,047	(473)	69,529	50.00%
	Purchase expenses			147	150

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2010	Book value at June 30, 2010	Issuer’s information									Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)		Income (loss) for the period		Shareholders’ equity
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	6,094	5,996	Banking	Tte Gral Perón 655, Buenos Aires	09.30.10	(3)	62,500	(3)	861	(3)	121,635	5.10%
Ritelco S.A.	Common 1 vote	0.001	181,016,717	224,408	225,330	Investments	Zabala 1422, Montevideo, Uruguay	09.30.10		66,970		(976)		251,749	100.00%
	Irrevoc. Contrib.			27,340	27,340
	Eliminations			(200)	(203)
Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	157,708	148,938	Banking	Reconquista 151 floor 1, Buenos Aires	09.30.10	(3)	1,500,000	(3)	167,858	(3)	2,946,776	5.29%
	Goodwill			(2,448)	(2,015)
	Higher Inv. Value			254	29
Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565	868	1,063	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	09.30.10		5,033		(390)		2,037	50.00%
	Higher investment value			4,842	4,842
	Irrevoc. Contrib.			150	—
	Purchase expenses			319	319
Inversora Bolivar S.A.(5)	Common 1 vote	0.001	76,002,173	206,141	204,520	Acquisition, building	Bolivar 108 floor 1 , Buenos Aires	09.30.10		81,484		1,620		218,775	95.00%
	Irrevoc. Contrib.			1,956	977
Quality Invest S.A.	Common 1 vote	0.001	241,744	(163)	24	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.10		247		(186)		113	97.97%
	Irrevoc. Contrib.			275	—
E-Commerce Latina S.A.	Common 1 vote	0.001	71,013,821	159,356	148,961	Direct or indirect interest in	Florida 537 floor 18, Buenos Aires	09.30.10		71,014		10,395		170,536	100.00%
	Irrevoc. Contrib.			11,180	150	companies related to
						communication but not
						limited
CYRSA S.A. (4)	Common 1 vote	0.001	106,488,230	99,517	92,137	Real estate investments	Bolivar 108 floor 1, Buenos Aires	09.30.10		212,976		14,759		243,497	50.00%
	Purchase expenses			1	1
	Irrevoc. Contrib.			22,232	—
	Eliminations			(14,541)	(14,541)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2010	Book value at June 30, 2010	Issuer’s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	282,145	282,313	Real estate investments	Bolívar 108 floor 1, Buenos Aires	09.30.10	314,919	(187)	313,494	90.00%
	Eliminations			(166,521)	(166,521)
Manibil S.A.	Common 1 vote	0.001	23,898,280	27,093	27,228	Real estate investment	Del Libertador Ave 498 10 floor of 6	09.30.10	48,772	(276)	55,292	49.00%
	goodwill			10	10	and building
Tyrus S.A.	Common 1 vote	0.001	1,684,184,017	180,677	172,572	Investment	Colonia 810/403 Montevideo, Uruguay	09.30.10	271,418	6,653	341,560	100.00%
	Irrevoc. Contrib.			160,883	155,735
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Torodur S.A.	Common 1 vote	0.001	705,600	63	101	Investment	Colonia 810/403 Montevideo, Uruguay	09.30.10	110	(40)	64	98%
	Goodwill			(58)	(58)
Unicity S.A. (7)	Common 1 vote	0.001	36,036,001	27,778	—	Investment	Bolívar 108 floor 1, Buenos Aires	09.30.10	40,670	(1,626)	31,350	88.61%
Nuevas Fronteras (5)	Common 1 vote	0.001	57,256,511	67,868	66,132	Hotels	Moreno 809, floor 2, Buenos Aires	09.30.10	75,004	2,275	88,906	76.34%
	Minor Inv. value			(19,782)	(20,026)
Advances for share purchases (6)	—	—	—	52,185	23,346	—		—	—	—	—	—

Total non- current investments as of September 30, 2010				2,278,624

Total non-current investments as of June 30, 2010					2,096,236

(1)	Quotation price of APSA’s shares at September 30, 2010 is Ps. 9.6. Quotation price of APSA’s shares at June 30, 2010 is Ps. 9.20
(2)	Quotation price of Banco Hipotecario’s shares at September 30, 2010 is Ps. 1.88. Quotation price of Banco Hipotecario´s shares at June 30, 2010 is Ps. 1.44 (See Note 16.8)
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22.A.1. to the Unaudited Consolidated Financial Statements.
(5)	See Note 16.2.
(6)	See Note 16.4, 16.7 and Exhibit G.
(7)	See Note 16.9

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of September 30, 2010	Value as of June 30, 2010
Other Current Investments
Mutual funds (Exhibit G)	169,282	52,370
Stock Shares, in foreign currency (Exhibit G)	11,353	4,061
Notes APSA 2017 – Accrued interest (Note 12.a. and Exhibit G)	4,807	1,704
APSA Notes 2017 (Note 12.a. and Exhibit G) (1) (2)	89,450	—
Notes APSA 2012 – Accrued interest (Note 12.a.) (1)	885	154
APSA Notes 2012 (Note 12.a.) (1)	13,290	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	2,514	5,572

Total current investments as of September 30, 2010	291,581

Total current investments as of June 30, 2010		77,151

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639

Subtotal undeveloped parcels of land	13,098	16,128

APSA Notes 2012 (Note 12.a.) (1)	4,384	3,074
Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	125,684	124,763
APSA Notes 2017 (Note 12.a. and Exhibit G) (1)	—	86,260
Hersha Hospitality Trust	7,781	7,781
Other investments	72	72

Subtotal other investments	137,921	221,950

Total other non-current investments as of September 30, 2010	151,019

Total other non-current investments as of June 30, 2010		238,078

(1)	See Note 23.A.1. and 23.A.2 to the Unaudited Consolidated Financial Statements.
(2)	See Note 22.3.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period beginning on July 1, 2010 and

ended September 30, 2010 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions		Deductions	Carrying value as of September 30, 2010	Carrying value as of June 30, 2010
Deducted from assets:
Allowance for doubtful accounts (1)	10,099		1,043	(1,225)	9,917	10,099
Allowance for impairment of fixed assets (2)	3,532		—	(3)	3,529	3,532

Total of September 30, 2010	13,631		1,043	(1,228)	13,446

Total of June 30, 2010	10,698	(4)	9,162	(6,229)		13,631

Included from liabilities:
Provision for contingencies (3)	631		82	—	713	631

Total as of September 30, 2010	631		82	—	713

Total as of June 30, 2010	63	(5)	1,145	(577)		631

(1)	Increases and decreases are disclosed in Exhibit H. The decreases are related to recoveries.
(2)	The decreases are related to amortization.
(3)	Increases are disclosed in Note 11.
(4)	Includes Ps. 4,174 incorporated by spin-off-merger (See Note 16.2).
(5)	Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month period beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of September 30, 2010	Total as of September 30, 2009
I. Cost of sales
Stock as of beginning of year	91,589	67,521
Plus:
Purchases for the period	25	5
Expenses (Exhibit H)	577	1,539
Transfer from undeveloped parcels of land	3,030	—
Assets incorporated from spin-off – merger (1)	—	12,666
Less:
Stock as of end of the period	(94,189)	(80,590)

Subtotal	1,032	1,141

Gain from recognition of inventories at net realizable value	1,152	1,675
Plus:
Cost of sale Dock del Plata	—	2,782
Cost of sale Edificio Libertador 498	—	5,832
Cost of sale Madero 1020	—	30

Cost of properties sold	2,184	11,460

II. Cost of leases and services
Expenses (Exhibit H)	7,157	7,383

Cost of leases and services	7,157	7,383

Total costs of sales, leases and services	9,341	18,843

(1)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of September 30, 2010	Total as of June 30, 2010
Assets
Current assets
Cash and banks
Cash on hand	US$	7	3.92	28	46
Cash on hand	Euros	3	5.34	17	15
Cash on hand	Libras	1	6.15	5	22
Cash on hand	Real	1	2.21	2	2
Banks accounts	US$	626	3.92	2,452	1,897
Banks accounts	Euros	224	5.34	1,195	106
Investments
Government bonds 2012	US$	—	3.92	1	2
Government bonds 2013	US$	4	3.92	14	14
Mutual Funds	US$	43,184	3.92	169,282	52,370
Accrued interest Convertible Note APSA 2014	US$	635	3.96	2,514	5,572
Accrued interest Notes APSA 2017	US$	1,214	3.96	4,807	1,704
Note APSA 2017	US$	22,588	3.96	89,450	—
Stock shares	Euros	1,925	5.34	10,278	2,930
Stock shares	US$	274	3.92	1,075	1,131
Account receivable, net
Mortgages, leases receivables and services	US$	394	3.92	1,544	21,832
Related parties	US$	462	3.96	1,828	4,192
Other receivables
Receivables from the sale of shares	US$	—	—	—	35,772
Related parties	US$	8,684	3.96	34,390	33,692
Guarantee deposit	US$	—	—	—	8,402
Others	US$	73	3.92	288	298

Total current assets				319,170	169,999

Non-current assets
Account receivable, net	US$	4,247	3.92	16,648	16,551
Account receivable, net
Other receivables	US$	20,142	3.96	79,763	19,792
Related parties
Investments
Convertible Note APSA 2014	US$	31,738	3.96	125,684	124,763
Notes APSA 2017	US$	—	—	—	86,260
Advance for share purchases (see note 16.4 y 16.7)	US$	13,313	3.92	52,185	23,346

Total non-current assets				274,280	270,712

Total Assets as of September 30, 2010				593,450

Total Assets as of June 30, 2010					440,711

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	276	3.96	1,094	2,866
Related parties	US$	—	—	—	72
Customer advances	US$	4,435	3.96	17,563	17,348
Short–term debt	US$	13,217	3.96	52,338	48,906
Other liabilities
Related parties	US$	320	3.96	1,268	1,226
Guarantee deposits	US$	929	3.96	3,681	2,650

Total current liabilities				75,944	73,068

Non-current liabilities
Long–term debt	US$	310,176	3.96	1,228,298	642,417
Other liabilities
Related parties	US$	14,614	3.96	57,873	57,449
Guarantee deposits	US$	658	3.96	2,605	3,879

Total non-current liabilities				1,288,776	703,745

Total liabilities as of September 30, 2010				1,364,720

Total liabilities as of June 30, 2010					776,813

(1)	Official selling and buying exchange rate as of September 30, 2010 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month period beginning on July 1, 2010 and 2009 and ended September 30, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

						Expenses
Items	Total as of September 30, 2010	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Administrative	Selling	Financing	Total as of September 30, 2009
Interest and indexing adjustments	36,240	—	—	—	—	—	—	36,240	19,948
Depreciation and amortization	6,264	5,741	7	—	—	120	—	396	6,432
Salaries, bonuses and social security contributions	5,029	16	18	1,536	(1,536)	4,995	—	—	4,364
Fees and payments for services	1,702	36	—	(75)	75	1,666	—	—	916
Directors fees	4,670	—	—	—	—	4,670	—	—	3,032
Bank charges	725	—	—	—	—	725	—	—	381
Gross revenue tax	922	—	—	8	(8)	—	922	—	885
Maintenance of buildings	1,607	1,004	552	2,439	(2,439)	51	—	—	1,646
Commissions and property sales charges	456	—	—	5	(5)	—	456	—	1,763
Travel expenses	201	—	—	—	—	201	—	—	288
Lease expenses	95	—	—	1,498	(1,498)	95	—	—	32
Caja de Valores and Bolsa de Comercio expenses	45	—	—	—	—	45	—	—	247
Advertising	328	—	—	—	—	—	328	—	176
Traveling, transportation and stationery	108	—	—	4	(4)	108	—	—	66
Subscriptions and publications	68	—	—	2	(2)	68	—	—	146
Utilities and postage	34	15	—	1,731	(1,731)	19	—	—	32
Doubtful accounts	1,043	—	—	—	—	—	1,043	—	2,787
Recovery of doubtful accounts	(1,225)	—	—	—	—	—	(1,225)	—	—
Taxes, rates and contributions	3,892	345	—	75	(75)	3,547	—	—	1,609
Other expenses of personnel administration	323	—	—	68	(68)	323	—	—	538
Insurances	40	—	—	(35)	35	40	—	—	116
Training	38	—	—	—	—	38	—	—	49
Surveillance	—	—	—	880	(880)	—	—	—	4
Notary expenses	25	—	—	—	—	25	—	—	9
Others	204	—	—	(251)	251	184	—	20	359
Recovery expenses	—	—	—	(7,885)	7,885	—	—	—	—

Total as of September 30, 2010	62,834	7,157	577	—	—	16,920	1,524	36,656

Total as of September 30, 2009		7,383	1,539	—	—	12,215	4,453	20,235	45,825

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance sheet as of September 30, 2010 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
September 30, 2010
Assets
Investments	232,834	—	101,787	2,514	6,645	—	4,386	—	125,683	—	241,015	241,015	473,849	71,759	232,808	169,282
Receivables	96,480	22,385	55,700	1,906	35,101	454	17,076	20,771	15,697	324	147,029	169,414	265,894	144,438	74,447	47,009
Liabilities
Short and long-term debt	—	—	76,405	21,302	26,182	(396)	24,994	24,995	(1,584)	1,168,940	1,340,838	1,340,838	1,340,838	33,103	1,307,735	—
Other Liabilities	59,291	1,075	60,436	1,209	4,629	2,101	9,115	1,091	22,451	36,646	137,678	138,753	198,044	138,990	5,942	53,112

June 30, 2010
Assets
Investments	79,848	—	5,572	8,503	—	6,645	3,074	—	—	211,023	234,817	234,817	314,665	34,908	227,387	52,370
Receivables	64,839	2,128	48,806	37,722	1,320	10,681	15,825	21,390	14,849	357	150,950	153,078	217,917	152,686	64,398	833
Liabilities
Short and long-term debt	—	—	332,609	41,420	(219)	26,165	25,508	25,508	(876)	587,321	1,037,436	1,037,436	1,037,436	328,635	708,801	—
Other Liabilities	61,165	1,057	67,481	8,037	1,438	3,706	3,142	1,460	22,662	36,413	144,339	145,396	206,561	147,844	5,994	52,723

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		09.30.2010	Current	12.31.2010	03.31.2010	06.30.2011	09.30.2011	Total
Receivables	Account receivable, net	22,385	—	10,085	1,018	8,926	77	42,491
	Other receivables	—	2,052	45,615	888	26,175	377	75,107

	Total	22,385	2,052	55,700	1,906	35,101	454	117,598

Liabilities	Trade accounts payable	—	149	22,212	—	—	—	22,361
	Customer advances	—	—	18,333	598	598	598	20,127
	Short and long-term debt	—	—	76,405	21,302	26,182	(396)	123,493
	Salaries and social security payable	—	—	2,596	—	—	—	2,596
	Taxes payable	—	—	6,223	75	3,500	75	9,873
	Other liabilities	1,075	4,913	11,072	536	531	1,428	19,555
	Provisions	—	713	—	—	—	—	713

	Total	1,075	5,775	136,841	22,511	30,811	1,705	198,718

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	12.31.2011	03.31.2012	06.30.2012	09.30.2012	12.31.2012	03.31.2013	06.30.2013	09.30.2013	12.31.2013
Receivables	Accounts receivable, net	—	7,602	(3)	7,603	1,304	30	30	30	30	22
	Other receivables	94,428	196	190	93	91	78	72	20,432	69	15,479

	Total	94,428	7,798	187	7,696	1,395	108	102	20,462	99	15,501

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	598	9	2	—	—	—	—	—	—
	Short and long-term debts	—	(397)	(396)	26,183	(396)	(396)	(396)	26,183	(396)	(396)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	53,510	3,255	61	61	62	62	63	63	63	64
	Other liabilities	6	4,305	86	—	676	—	—	501	339	17,472

	Total	53,516	7,761	(240)	26,246	342	(334)	(333)	26,747	6	17,140

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)										Total
		03.31.2014	06.30.2014	09.30.2014	12.31.2014	03.31.2015	06.30.2015	09.30.2015	12.31.2015	2017	Greater maturity
Receivables	Accounts receivables, net	—	—	—	—	—	—	—	—	—	—	16,648
	Other receivables	69	65	62	50	23	5	246	—	—	—	131,648

	Total	69	65	62	50	23	5	246	—	—	—	148,296

	Trade accounts payables	—	—	—	—	—	—	—	—	—	—	—
Liabilities	Customer advances	—	—	—	—	—	—	—	—	—	—	609
	Short and long-term debts	(396)	(396)	(396)	(396)	(396)	(396)	(396)	(396)	592,152	578,768	1,217,345
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	65	55	34	23	—	—	—	—	—	—	57,441
	Other liabilities	—	4,761	—	393	316	35,802	112	—	—	—	64,769

	Total	(331)	4,420	(362)	20	(80)	35,406	(284)	(396)	592,152	578,768	1,340,164

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	39,119	3,372	42,491	—	16,648	16,648	39,119	20,020	59,139
	Other receivables	40,429	34,678	75,107	51,885	79,763	131,648	92,314	114,441	206,755

	Total	79,548	38,050	117,598	51,885	96,411	148,296	131,433	134,461	265,894

Liabilities	Trade accounts payable	21,267	1,094	22,361	—	—	—	21,267	1,094	22,361
	Customer advances	2,564	17,563	20,127	609	—	609	3,173	17,563	20,736
	Short and long-term debt	71,155	52,338	123,493	(10,953)	1,228,298	1,217,345	60,202	1,280,636	1,340,838
	Salaries and social security payable	2,596	—	2,596	—	—	—	2,596	—	2,596
	Taxes payable	9,873	—	9,873	57,441	—	57,441	67,314	—	67,314
	Other liabilities	14,606	4,949	19,555	4,291	60,478	64,769	18,897	65,427	84,324
	Provisions	713	—	713	—	—	—	713	—	713

	Total	122,774	75,944	198,718	51,388	1,288,776	1,340,164	174,162	1,364,720	1,538,882

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	42,491	—	42,491	16,648	—	16,648	59,139	—	59,139
	Other receivables	75,107	—	75,107	131,648	—	131,648	206,755	—	206,755

	Total	117,598	—	117,598	148,296	—	148,296	265,894	—	265,894

Liabilities	Trade accounts payable	22,361	—	22,361	—	—	—	22,361	—	22,361
	Customer advances	20,127	—	20,127	609	—	609	20,736	—	20,736
-	Short and long-term debt	123,493	—	123,493	1,217,345	—	1,217,345	1,340,838	—	1,340,838
	Salaries and social security payable	2,596	—	2,596	—	—	—	2,596	—	2,596
	Taxes payable	9,873	—	9,873	57,441	—	57,441	67,314	—	67,314
	Other liabilities	19,555	—	19,555	64,769	—	64,769	84,324	—	84,324
	Provisions	713	—	713	—	—	—	713	—	713

	Total	198,718	—	198,718	1,340,164	—	1,340,164	1,538,882	—	1,538,882

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	29,488	—	13,003	42,491	31	—	16,617	16,648	29,519	—	29,620	59,139
	Other receivables	32,098	27,209	15,800	75,107	12,830	19,800	99,018	131,648	44,928	47,009	114,818	206,755

	Total	61,586	27,209	28,803	117,598	12,861	19,800	115,635	148,296	74,447	47,009	144,438	265,894

Liabilities	Trade accounts payable	—	—	22,361	22,361	—	—	—	—	—	—	22,361	22,361
	Customer advances	—	—	20,127	20,127	—	—	609	609	—	—	20,736	20,736
	Short and long-term debt	66,578	—	56,915	123,493	1,241,157	—	(23,812)	1,217,345	1,307,735	—	33,103	1,340,838
	Salary and social security charges	—	—	2,596	2,596	—	—	—	—	—	—	2,596	2,596
	Taxes payable	348	—	9,525	9,873	833	—	56,608	57,441	1,181	—	66,133	67,314
	Other liabilities	—	—	19,555	19,555	4,761	53,112	6,896	64,769	4,761	53,112	26,451	84,324
	Provisions	—	—	713	713	—	—	—	—	—	—	713	713

	Total	66,926	—	131,792	198,718	1,246,751	53,112	40,301	1,340,164	1,313,677	53,112	172,093	1,538,882

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Unaudited Financial Statements.

b.	Related parties debit/credit balances (See Note 12).

6.	Loans to directors

See Note 12.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.h., 1.5.i., 1.5.j, and 1.5.k to the Unaudited Financial Statements.

9.	Apprasial revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurance

Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	218,602	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	149,988	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	160,159	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	65,006	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	14,515	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	2,100	859	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	37,941	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,823	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,500	18,964	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	64,056	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,430	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,834	All operational risk with additional coverage and minor risks
MADERO 1020	184	213	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	211	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	5,427	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	886	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	195	All operational risk with additional coverage and minor risks
THAMES	8,751	3,896	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,677	All operational risk with additional coverage and minor risks

SUBTOTAL	303,888	766,682

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Financial Statements.

Autonomous City of Buenos Aires, November 11, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	September 30, 2010	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006
Current Assets	1,162,487	822,728	755,521	1,126,505	498,820
Non-Current Assets	4,640,181	4,199,553	3,699,489	3,115,043	2,262,362

Total	5,802,668	5,022,281	4,455,010	4,241,548	2,761,182

Current Liabilities	809,200	876,133	749,438	716,895	423,657
Non-Current Liabilities	1,974,764	1,423,204	1,393,285	1,280,166	377,142

Subtotal	2,783,964	2,299,337	2,142,723	1,997,061	800,799

Minority interest	557,958	494,553	458,374	460,492	454,981
Shareholders’ Equity	2,460,746	2,228,391	1,853,913	1,783,995	1,505,402

Total	5,802,668	5,022,281	4,455,010	4,241,548	2,761,182

3.	Consolidated result structure as compared with the same period for the four previous years.

	September 30, 2010	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006
Operating income (loss)	137,973	111,561	(888)	55,236	51,654
Amortization of negative goodwill	629	413	536	106	(250)
Financial results, net	(63,127)	(41,521)	(61,747)	(40,735)	(3,112)
Gain (Loss) in equity investments	21,756	97,242	(28,648)	(19,548)	1,396
Other expenses, net	(3,366)	(4,604)	(1,342)	(2,575)	(4,575)

Net gain (loss) before taxes	93,865	163,091	(92,089)	(7,516)	45,113
Income tax/MPIT	(12,133)	(26,119)	2,429	(12,429)	(18,949)
Minority interest	(25,539)	(5,527)	19,395	(10,078)	(10,545)

Net income (loss) for the period	56,193	131,445	(70,265)	(30,023)	15,619

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
	September 30, 2010	September 30, 2009	September 30, 2008	September 30, 2007	September 30, 2006
Apartments & Loft Buildings
Torre Renoir II	—	142	—	—	—
Edificios Cruceros	—	—	—	—	2,753
Barrio Chico	—	—	775	855	—
Torres Jardín	—	—	201	16	—

Residential Communities
Abril / Baldovinos	466	2,363	1,200	334	561
El Encuentro	3,011	—	—	—	—
Villa Celina I, II y III	—	—	76	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	10	3	—	11	26
Plot of land Rosario	5,669	—	—	—	—
Dique III	—	—	—	—	26,206
C. Gardel 3134	934	—	—	—	—
C. Gardel 3128	887	—	—	—	—

Other
Dock del Plata	—	11,174	—	—	46
Libertador 498	—	22,292	—	—	—
Madero 1020	—	71	—	—	—
Otros	2	294	3	—	110

	10,979	36,339	2,255	1,216	29,702

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	September 30, 2010		September 30, 2009		September 30, 2008		September 30, 2007		September 30, 2006
Current ratio
Current Assets	1,162,487	=1.44	822,728	=0.94	755,521	=1.01	1,126,505	=1.57	498,820	=1.18

Current Liabilities	809,200		876,133		749,438		716,895		423,657

Debt - Equity ratio
Total liabilities	2,783,964	=1.13	2,299,337	=1.03	2,142,723	=1.16	1,997,061	=1.12	800,799	=0.53

Shareholders’ Equity	2,460,746		2,228,391		1,853,913		1,783,995		1,505,402

Solvency
Shareholders’ Equity	2,460,746	=0.88	2,228,391	=0.97	1,853,913	=0.87	1,783,995	=0.89	1,505,402	=1.88

Total liabilities	2,783,964		2,299,337		2,142,723		1,997,061		800,799

Immobilized Capital
Non-Current Assets	4,640,181	=0.80	4,199,553	=0.84	3,699,489	=0.83	3,193,706	=0.75	2,626,362	=0.95

Total Assets	5,802,668		5,022,281		4,455,010		4,241,548		2,761,182

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies, planning to complete this training during the following year. On the other hand, it started working on the initial process to diagnose differences in standards. It is estimated that this process will be carried out during the upcoming year.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

7.	Brief comment on the outlook for the coming period.

See Attached.

Business Overview

In thousands of pesos

Summary as of September 30, 2010

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, November 11, 2010 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the three month period ended on September 30, 2010.

In million of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Revenues	306.8	263.2	17%	1,323.3	1,220.6	8%
Operating Income	138.0	111.6	24%	539.7	295.7	83%
Depreciation and Amortization	39.0	40.1	-3%	161.7	135.0	20%
EBITDA[1]	177.0	151.7	17%	700.4	429.6	63%
Net Income	56.2	131.4	-57%	334.5	158.6	111%

•	Revenues for the first quarter of fiscal year 2011 grew 17%, driven by a 31% increase in Shopping Centers and a 66% increase in the Hotels segment that showed a strong recovery.

•	These increases were offset by a lower level in sales in the Sales and Development segment, which dropped 70%, as no significant transactions were closed during this quarter.

•	The increase in Operating Income for the first quarter of fiscal year 2011 (+24%) is mainly explained by a 29.4% increase in Gross Income of Shopping Centers, Consumer Financing and Hotels.

•	As a result of the increase in Operating Income, mainly in Shopping Centers, EBITDA grew 17% compared to the first quarter of 2010.

Net Income for the first quarter of fiscal year 2011 decreased Ps. 75.3 million, mainly due to a drop in Gain on Equity Investees.

[1]

EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Highlights for the first quarter of fiscal year 2011, including references to significant situations occurred after the end of the period.

I.	Offices and Other Non-Shopping Center Rental Properties

During the last quarter, the trend experienced by the market in the previous year has continued, resulting in stagnation in lease prices and a slight increase in office vacancy levels, mainly due to an increase in the surface built in the northern area of Buenos Aires and Greater Buenos Aires, a market that is still settling down. On the other hand, IRSA has most of its portfolio in the Plaza Roma Zone, which shows a 7.6% vacancy level with an average lease price over US$ 31/sqm according to CBRE.

IRSA increased its portfolio by more than 11,200 sqm when it opened the DOT Building in the North Area. This building is located in a zone that is still stabilizing; therefore, it has a low occupancy level that affects the portfolio’s total occupancy level. However, the occupancy level of the rest of the portfolio has continued to improve and maintained high levels.

Offices and Other Non-Shopping Center Rental Properties

	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	40.6	40.7	0%	154.2	147.7	4%
	Operating Income	22.5	22.3	1%	73.5	76.5	-4%
	Depreciation and Amortization	5.8	6.2	-7%	24.2	24.0	2%
	EBITDA	28.3	28.5	-1%	97.7	99.4	-2%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Office Portfolio	Leaseable Area[2] (sqm)	151,480	140,238	141,724	142,964	152,270	156,000
	Occupancy[3]	87.5%	93.1%	90.9%	89.6%	90.7%	91.2%
	Occupancy without “Dot Building”	93.5%	93.1%	90.9%	89.6%	90.7%	91.2%
	Monthly Revenues[4] (Ps./Leased square meters)	98.0	97.1	93.3	91.4	95.0	93.0

•

During this period, IRSA’s portfolio increased by 8.0% with the incorporation of Dot Building, an office building with more than 11,200 leaseable sqm developed by IRSA and located next to Dot Baires Shopping Center.

•

The incorporation of a new building into a still immature area has affected the portfolio’s total occupancy level, causing it to drop to less than 88%. However, excluding Dot Building from the analysis, the portfolio’s occupancy levels increased 93.5%.

•	The rent per leased surface area measured in Ps. / sqm increased by 1% accompanying the decrease in the exchange rate.

The growth in revenues and EBITDA lessened as a result of the smaller amount of leaseable properties resulting from sales of non-strategic assets made during fiscal year 2010.

[2]	At period end.
[3]	At period end. Percentage over the total leasable area.
[4]	Considering the contracts in effect, occupancy and leasable meters at the closing of each period.

Below is information on our office segment as of September 30, 2010:

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Annual accumulated rental income over fiscal periods, Ps./000 (4)			Book value $/000 (5)
			Sep-09			2011	2010	2009
Offices
República Building	04/28/08	19,884	80%	100%	2,062	6,341	5,234	995	218,602
Torre Bankboston	08/27/07	14,873	96%	100%	1,676	6,177	5,300	4,690	154,521
Bouchard 551	03/15/07	23,378	100%	100%	1,963	5,822	5,347	4,460	149,988
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,934	5,397	5,817	3,730	81,404
Dot Building (6)	11/28/06	11,242	13%	63%	104	202	—	—	67,162
Bouchard 710	06/01/05	15,014	88%	100%	1,375	3,920	4,979	3,866	65,006
Dique IV. Juana Manso 295 (7)	12/02/97	11,298	92%	100%	1,222	3,630	3,468	—	64,056
Maipú 1300	09/28/95	10,280	99%	100%	1,002	2,975	2,874	1,918	37,941
Costeros Dique IV	08/29/01	5,437	84%	100%	477	1,332	1,167	1,221	18,964
Libertador 498	12/20/95	3,714	100%	100%	478	1,473	2,281	2,313	14,515
Suipacha 652/64	11/22/91	11,453	95%	100%	597	1,487	1,156	652	10,823
Madero 1020	12/21/95	101	100%	100%	3	8	8	10	213
Other Offices (8)	N/A	2,271	86%	N/A	89	267	2,118	5,059	5,695

Subtotal Offices		151,480	87%	N/A	12,982	39,031	39,749	28,914	888,890

Other Properties
Plot of land Catalinas Norte (9)	12/17/09	N/A	N/A	N/A	106	370	N/A	N/A	100,863
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	87	258	252	266	12,496
Museo Renault	12/06/07	1,275	100%	100%	30	90	89	89	4,761
Thames	11/01/97	33,191	—	100%	—	—	152	152	3,897
Commercial Properties (10)	N/A	312	—	N/A	—	—	—	52	3,563
Other Properties (11)	N/A	2,072	100%	N/A	10	34	21	50	5,973

Subtotal Other Properties		96,950	65%	N/A	233	752	514	609	131,552

Management Fees (12)		N/A	N/A	N/A		815	408	444	N/A

TOTAL OFFICES AND OTHER (13)		248,430	79%	N/A	13,215	40,598	40,671	29,967	1,020,442

Notes:

(1)	Total leaseable area for each property as of 09/30/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 09/30/10.
(3)	Agreements in force as of 09/30/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Alto Palermo S.A. – The building has revenues as from August 2010.
(7)	The building was occupied in May 2009.
(8)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).
(9)	Includes other income from lease of parking spaces.
(10)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(11)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(12)	Income from building management fees.
(13)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Unaudited Consolidated Financial Statements.

II.	Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Financing

Since the first quarter of fiscal year 2010, ended in September 2009, and for the last 12 months, the shopping center segment has shown a substantial increase in all of its levels. This was reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation. This is the result of a significant improvement in economic activity and the increase in consumption levels.

Apart from leaving behind the shock of the 2009 global financial crisis, our shopping centers experienced a significant increase in tenant sales during the month of July.

The following information relates our subsidiary APSA, the company that operates our shopping center business, in which we held a 63.35% interest as of September 30, 2010. After this period end, our interest increased to 94.89% after acquiring Parque Arauco S.A.’s shareholding.

Shopping Centers

Shopping Centers

	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	148.8	113.8	31%	518.4	396.7	31%
	Operating income	84.7	60.0	41%	268.0	214.9	25%
	Depreciation and Amortization	28.1	27.6	2%	112.7	86.6	30%
	EBITDA	112.9	87.6	29%	380.6	301.5	26%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Shopping Centers	Total Leaseable Area (sqm)[5]	299,130	286,286	286,286	289,410	286,581	287,542
	Tenants’ Sales (Ps. Million, 12-month cumulative)	6,277	5,776	5,229	4,807	4,400	4,194
	Tenants’ Sales in the same Shopping Centers (Ps. Million, 12-month cumulative)[6]	5,411	5,012	4,592	4,340	4,141	4,095
	Occupancy[7]	97.6%	97.5%	98.0%	98.0%	97.9%	98.5%

•	We have incorporated our 12th Shopping Center, Soleil Shopping Center, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leaseable area.

•	12-month cumulative tenant sales as of September 30, 2010 in the same shopping centers totaled Ps. 5,411 million, which accounts for a 30.7% increase compared to the same period of the previous year.

•

During the three-month period ended September 2010, shopping centers’ tenants’ sales reached Ps. 1,733 million (a 40.7% increase compared to the same period of the previous year). Cumulative tenants’ sales totaled Ps. 1,471 million in the same shopping centers[8] compared to the same quarter of the previous year (a 37.2% increase).

•

During July, August and September 2010 sales increased by 59%, 33% and 30%, respectively, compared to the same months of 2009. In the same shopping centers, they increased by 54%, 30% and 28%, respectively.

•	EBITDA/Sales margin for the three-month period stood at 76%.

[5]	At period end.
[6]	Does not include “Dot Baires Shopping” and “Soleil”
[7]	At period end. Percentage over the total leaseable area.
[8]	Does not include “Dot Baires Shopping” and “Soleil”

Below is information on our shopping center segment as of September 30, 2010.

	Date of Acquisition	Leaseable Area Sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of September 30 for the fiscal periods (In Ps./000)(4)			Book Value (Ps. 000) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	100.0%	27,200	20,971	21,323	129,661
Abasto Shopping (7)	07/94	37,592	100.0%	99.7%	26,547	19,810	19,481	161,187
Dot Baires Shopping (8)	05/09	49,526	80.0%	99.7%	17,046	14,742	—	584,519
Alto Avellaneda	11/97	36,547	100.0%	95.7%	16,827	12,526	10,990	69,932
Paseo Alcorta	06/97	13,804	100.0%	98.0%	11,562	9,581	9,277	69,601
Patio Bullrich	10/98	11,741	100.0%	99.7%	10,870	8,669	7,708	87,661
Alto Rosario Shopping (7)	11/04	28,650	100.0%	95.0%	8,935	6,817	5,828	76,776
Mendoza Plaza Shopping	12/94	40,634	100.0%	93.1%	8,109	6,137	6,675	79,458
Fibesa and Others (9)	—	N/A	100.0%	N/A	6,814	5,224	4,911	—
Buenos Aires Design	11/97	13,786	53.7%	98.8%	4,213	3,446	3,383	8,188
Córdoba Shopping Villa Cabrera	12/06	15,108	100.0%	98.1%	4,205	3,042	2,814	67,990
Alto Noa Shopping	03/95	19,001	100.0%	99.6%	3,887	2,785	2,738	21,084
Soleil	07/10	14,040	100.0%	97.0%	2,587	—	—	82,456
Neuquén (10)	07/99	N/A	98.1%	N/A	—	—	—	13,560

TOTAL SHOPPING CENTERS		299,130	95.1%	97.6%	148,802	113,750	95,128	1,384,911

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(9)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(10)	Land for the development of a shopping center.

New “Soleil” Shopping Center

On July 1, 2010, APSA and INCSA executed the transfer of “Soleil Factory” Shopping Center’s Goodwill. The total price for the transaction was US$ 20.7 million plus VAT. A partial amount was paid on July 7, 2010. The balance amounts to US$ 12.6 million and is payable on July 1, 2017 or upon the execution of the deed, whichever occurs last. As a result, APSA adds its 12th Shopping Center to its portfolio, which it plans to condition over the next months for it to reach the quality level of our portfolio. This addition implies a 4.5% increase in the size of the shopping center portfolio.

Acquisition of a Plot of land in Paraná, Entre Ríos for the future development of a Shopping Center.

On August 12, 2010, APSA and Wal-Mart Argentina executed a preliminary purchase and sale agreement for a plot of land of 10,022 sqm in the City of Paraná, Entre Ríos. The purchase price was US$ 0.5 million, of which US$ 0.15 million have already been paid. APSA will pay the US$ 0.35 million balance upon execution of the title deed and surrender of possession, which will take place 60 days after APSA receives the relevant approvals to construct and operate a shopping center in this plot.

Acquisition of Parque Arauco S.A.’s interest in Alto Palermo S.A.

After the end of this period, on October 15, 2010, IRSA announced the purchase of Parque Arauco S.A.’s direct and indirect equity interest in Alto Palermo S.A. (APSA), through the payment of US$ 126 million, of which US$ 6 million had already been paid at the time of purchase of the option announced in January 2010.

As result, the fruitful relationship developed with an excellent strategic partner such as Parque Arauco S.A. has reached optimum results, that will probably allow us to delineate a future that joins us again in new challenges.

Following such acquisition, IRSA holds 94.89% of Alto Palermo S.A.’s stock capital, thus increasing, for the benefit of its shareholders, its leading position in the Shopping Center segment and consolidating the equity expansion strategy rolled out by it at national and international levels.

Consumer Financing – a S.A. and Metroshop S.A.

Consumer Financing

	In Millions of Ps.	IQ 11[9]	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	57.8	43.2	34%	265.3	236.8	12%
	Operating Income	19.1	5.9	224%	53.3	-125.4
	Depreciation and Amortization	1.4	1.8	-19%	8.0	5.6	43%
	EBITDA	20.5	7.6	168%	61.3	-119.8

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Consumer Finance	Loan Origination (in Millions of Ps.)	334.7	319.6	278.9	293.2	278.9	293.2
	Loan Portfolio (in Millions of Ps.)	629.3	605.3	531.0	529.7	531.0	529.7
	In Arrears for 3 to 6 months [10]	2.4%	3.1%	3.6%	3.9%	3.6%	3.9%

•	Operating income and financial results of this segment reflect Tarshop’s full recovery and the momentum in this sector activity.

Sale of Tarshop to Banco Hipotecario

Upon fulfillment of the conditions precedent, including the authorization of the Argentine Central Bank, on September 13, 2010 APSA transferred to Banco Hipotecario 80% of Tarshop’s stock capital, pursuant to the purchase and sale agreement executed on December 29, 2009. The purchase price was US$ 26.8 million and was fully paid.

As from September 1, 2010, Tarshop is no longer consolidated with IRSA. APSA’s interest (IRSA’s subsidiary) in Tarshop S.A. was 100% until August 31, 2010 and 20% as from September 1, 2010. APSA’s interest in Metroshop is 50%.

III.	Development and Sale of Properties

During this quarter no significant sales were made, which circumstance is reflected in the decrease in revenues and cash generation.

Development and Sale of Properties

	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	11.0	36.3	-70%	225.6	280.4	-20%
	Operating Income	8.1	27.4	-70%	139.5	121.2	15%
	Depreciation and Amortization	0.1	0.2	-38%	0.4	0.8	-157%
	EBITDA	8.2	27.6	-70%	139.2	121.9	14%

Horizons Project (CYRSA, partnership between IRSA and Cyrela)

It has been fully sold. Work progress is almost 86.98%. Completion and delivery of the units sold is expected to occur in the next months.

Nuevo Caballito Project (IRSA’s barter)

Sales percentage is 73% and its construction is completed. In October 2010, the units sold started to be delivered.

Torres Rosario Project (APSA’s barter)

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 53%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, Parcel 2-A of Terreno Rosario has been sold. The purchase price was US$ 4.2 million, US$ 1.1 million of which were collected. The price balance shall be paid upon the execution of the deed of conveyance of title.

[9]	It only corresponds to July and August 2010.
[10]	Percentage over Total Loan Portfolio

El Encuentro Project

The process of sale of the 110 functional units located in this residential community has started. The project is located in the district of Tigre, Province of Buenos Aires. As of the closing of this period 16.15% of the project had been sold.

Barter of plot of land Beruti

After the closing of this period, on October 13, 2010, TGLT S.A. and APSA executed a sale agreement whereby APSA sold “Terreno Beruti”. TGLT S.A. plans to construct in the property an apartment building with both residential and commercial parking spaces. As consideration, TGLT S.A. will transfer to APSA:

•	17.33% of the saleable square meters of the properties to be built,

•	15.82% of the square meters of the parking spaces of the same building;

•	all the commercial parking spaces; and

•	US$ 10.7 million, payable simultaneously upon the execution of the title deed.

Below is information on our development and sale of properties segment as of September 30, 2010

Development and Sale of Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales, (Ps. 000) (5)	Accumulated Sales as of September 30 of Fiscal Year (Ps. 000) (6)			Book Value Ps./000 (7)
									2011	2010	2009
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	—	—
Swap receivable plot of land Rosario (8) (16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Caballito plot of land (16)	11/03/97	42,742	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,830
Barter of Caballito plot of land (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Barter of Caballito plot of land (KOAD) (14)	11/03/97	—	6,833	118	100.00%	100.00%	73.00%	—	—	—	—	33,614
Libertador 1703 y 1755 (Horizons) (15)	01/16/07	482,886	59,000	467	50.00%	86.98%	100.00%	—	—	—	—	242,965
Other Residential Apartments (9)	N/A	234,615	115,259	1,401				311,256	—	—	976	10,258

Subtotal Residential Apartments		783,104	208,402	2,095				365,196	—	142	976	323,660

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.40%	237,528	466	2,363	1,200	1,605
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	16.15%	6,494	3,012	—	—	8,805
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76

Subtotal Residential Communities		135,697	1,610,764	1,602				258,050	3,478	2,363	1,276	10,410

Land Reserves
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,535
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	0.00%	31,000	—	—	—	158,536
Pereiraola (11)	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	—	—	—
Rosario plot of land (8)	04/30/99		31,000	—	63.35%	0.00%	44.95%	16,741	5,669	—	—	17,615
Caballito Mz 35	11/03/97		9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Baicom plot of land	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	283	10	3	—	5,719
Beruti plot of land (8)	06/24/08		3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,984
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto air space (8)	09/24/97		24,000	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito plot of land (8)	10/22/98		23,389	—	63.35%	0.00%	0.00%	—	—	—	—	36,938
Patio Olmos (8)	09/25/07		5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A		13,596,833	—				2,862	1,821	—	—	35,735

Subtotal Land Reserves			20,841,310	—				116,348	7,499	3	—	419,096

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	—	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	—	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	—	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	11,174	—	—
Libertador 498	12/20/95		6,819	N/A	100.00%	100.00%	100.00%	82,958	—	22,292	—	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	—	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	—	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	969	2	294	3	—

Subtotal Others			39,865					387,547	2	33,831	3	—

TOTAL (13)		918,801	22,700,341	3,697				1,127,141	10,979	36,339	2,255	753,166

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of September 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Rosario plot of land, Torres de Abasto and Mendoza plot of land through APSA (fully sold), Proyecto Abasto through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Pereiraola plot of land through IRSA.
(10)	Includes the sales of Abril’s shares.
(11)	Includes the following land reserves: Pontevedra plot of land, Isla Sirgadero, San Luis plot of land, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Development and Sale of Properties” business unit mentioned in Note 3 to the Unaudited Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Unaudited Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to swap receivables disclosed as “Inventories” in the Unaudited Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 53%.

IV.	Hotels

There has been an improvement in tourism during the first half of calendar 2010. According to data released by the Tourism Secretariat in its International Tourism Survey (ETI) during the first half of 2010, the number of tourists arriving in Argentina was 4.1% higher than in the same period for the previous year.

Hotels

	In Millions of Ps.	IQ 11	IQ 10	var YoY (%)	FY 10	FY 09	var YoY (%)
Financial Results	Revenues	48.6	29.2	66%	159.9	158.9	1%
	Operating Income	3.6	-4.0		5.4	8.6	-37%
	Depreciation and Amortization	3.6	4.4	-18%	16.1	18.0	-11%
	EBITDA	7.1	0.4	1645%	21.6	26.6	-19%

		IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10	IVQ 09
Hotels	Average Occupancy[9]	75.9%	66.2%	73.2%	73.6%	49.4%	57.5%
	Average Rate per Room (Ps./night)[10]	713	611	667	690	644	614

•

The occupancy trend has shown a sustained increase in the demand of IRSA’s top-level hotels, which was 50% higher than during the same quarter of last year, when this industry was affected by the international crisis and the H1N1 virus.

•

The improvement of the macroeconomic situation and the increase in demand of foreign and local tourists have led to an increase in the average fee per room to approximately US$ 180 compared to US$ 170 in the same quarter of the previous year.

•	A good level of cash generation has been observed which drove EBITDA margins over sales to 15%.

[9]	three-month Cumulative
[10]	three-month Cumulative

The following is information about our hotels as of September 30, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. 000 (2)	Sales as of September 30 of fiscal period Ps./000			Book value as of 09/30/10 (a)
						2011	2010	2009
Intercontinental (3)	11/01/97	76.34%	309	77.9%	600	18,493	11,333	13,832	54,291
Sheraton Libertador (4)	03/01/98	80.00%	200	92.8%	433	9,397	7,014	9,462	40,898
Llao Llao (5)	06/01/97	50.00%	201	57.7%	1,348	20,675	10,885	18,947	77,964
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	75.9%	713	48,565	29,233	42,241	195,053

Notes:

1)	Accumulated average in the three-month period.
2)	Accumulated average in the three-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of IRSA)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V.	Investments in Other Companies

Interest in Hersha Hospitality Trust (Hersha)

As of September 30, 2010, IRSA and its subsidiaries held 15,173,823 shares of Hersha amounting to an interest of 10.85%.

After the end of the period, in October 2010, Hersha opened a new process for the issuance of capital stock in which IRSA and its subsidiaries subscribed for 2,952,625 common shares for an approximate total amount of US$ 17.1 million, at US$ 5.8 per share. Accordingly, as of October 20, IRSA’s and its subsidiaries’ interest in Hersha amounted to 10.72%

Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.00 each. Should it exercise such options, IRSA and its affiliates would have a 13.63% interest.

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling approximately 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of the Board of Trustees since 2009.

Interest in Banco Hipotecario S.A.

During this period, in exercise of its preemptive right, IRSA participated in the preemptive offer to sell 36.0 million treasury shares resolved upon by the Board of Directors of Banco Hipotecario and acquired 26,197,564 Class D shares for a total amount of Ps. 36.2 million. As a result of these transactions, as of the end of the period, IRSA’s interest in BHSA increased to 29.78% of BHSA’s stock capital (without considering treasury shares).

Interest in Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in “Metropolitan 885 Third Ave. LLC” (“Metropolitan”), whose main asset is an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering over 60% of the 5% interest. The price paid for the transaction was US$ 22.6 million.

During fiscal year 2009, Metropolitan recorded losses which turned negative its shareholders’ equity, mainly due to the recognition of an allowance for impairment of the referred building. Accordingly, the Company’s interest in Metropolitan’s losses exceeded its interest in its equity and therefore, the Company recognized the investment as zero and recorded liabilities for US$ 1.5 million, which represents the maximum amount it intents to contribute for the financing of Metropolitan’s transactions, if required.

In addition, the put option was revalued at its estimated value as of September 30, 2010, which amounts to US$ 12.5 million.

On August 4, 2010, and for purposes of facilitating the negotiations, within the framework of a debt renegotiation started by Metropolitan 885 Third Avenue LLC with the Royal Bank of Canada, IRSA, through a subsidiary, executed an Escrow Agreement with the broker Fidelity National Title, Insurance Company and transferred the amount of US$ 15.0 million as non-mandatory, good faith deposit, for the sole purpose of allowing further negotiations between the parties. The Escrow Agreement expired on September 27, 2010 and was extended to January 14, 2011.

Offer to Purchase a building located at 183 Madison Ave, New York, NY

On August 26, 2010, IRSA and other U.S. partners entered into a conditional agreement for the purchase of Rigby 183 LLC, a company that is owner of a 19-story building located at 183 Madison Avenue, New York, NY, which has around 22,893 sqm of leasable area. The price for the transaction amounted to US$ 75.2 million. IRSA transferred to the seller the amount of US$ 7.3 million as down payment under the executed agreement. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, IRSA would become holder of 49% of Rigby 183 LLC’s stock capital.

Purchase of TLGT S.A.’s Interest:

After the end of the period, on November 4, 2010, APSA purchased 5,214,662 registered non-endorsable common shares, entitled to one vote each, issued by TLGT S.A., for an amount equivalent to Ps. 47.1 million.

VI.	Financial Debt and other

Consolidated Financial Debt as of September 30, 2010

Description	Issue Currency	Outstanding Amount (1)	Rate	Maturity
Edificio República	US$	20.1	12.00%	Apr-13
IRSA Notes (International)		150.0	8.5	Feb-17
IRSA Notes (International)	Ps.	150.0	11.50%	Jul-20
Short term debt		17.5	Float	<180 days
HASA[2]		4.9	16.30%	Mar-11

Total IRSA’s Debt		342.5

APSA’s Debt

Series IV Notes (Local)	US$	6.6	6.75%	May-11
Arcos del Gourmet		2.0		Nov-11
Series I Notes (International)[3]		120.0	7.88%	May-17
Soleil Debt / Tucumán Debt		14.9	5.00%	Jul-17
Series III Notes (Local)[4]	Ps.	14.0	Badlar + 3%	May-11
Series II Notes (International)[5]		22.1	11.00%	Jun-12

Total APSA’s Debt		179.6

Total Consolidated Debt		522.1

(1)	Face value stated in US$ at the exchange rate of 3.96 AR$ = 1 US$, without considering balances with equity investees (Section 33).
(2)	Hoteles Argentinos S.A.
(3)	As of September 30, 2010 IRSA held a face value of US$ 39.6 million and APSA had repurchased a face value of US$ 5.0 million.
(4)	As of September 30, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of Ps. 12.0 million.
(5)	As of September 30, 2010, IRSA held a face value US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.

Issuance of Notes for US$ 150 million

On July 20, 2010, IRSA issued non-convertibles Notes for a principal amount of US$ 150 million under its Global Note Program for up to US$ 400 million in principal amount, maturing on July 20, 2020. The issue price was 97.838% of the face value and the notes accrue interest at a nominal rate of 11.5% per annum, payable semi-annually on January and June 20, each year, commencing on January 20, 2011.

Increase of Global Note Program Amount

After the end of the period, on November 2, 2010, the General Shareholders’ Meeting approved a further increase in the amount of the current Global Note Program for up to an additional amount of US$ 50 million, thus reaching a total amount of up to US$ 450 million.

APSA’s Dividend Payment for Ps. 113 million

After the end of the period, on October 7, 2010, APSA made available to the shareholders an advance dividend in cash for the amount of Ps. 113 million equivalent to 89.71% of the Stock Capital, as from October 15, 2010 which was approved by the Shareholders General Meeting on October 29, 2010.

Conversion of Notes

After the end of this period, on October 7, 2010, certain holders14 of convertible Notes of APSA exercised their conversion rights, resulting in the issuance of 477,544,197 common shares of Ps. 0.1 par value each, and the cancellation of Notes for a face value of US$ 15.5 million. Following such conversion, APSA’s shares increased from 782,064,214 to 1,259,608,411.

[14]	See Note 16.4 to IRSA’s Unaudited Basic Financial Statements.

Sale of APSA’s Notes

After the end of the period, on October 12, 2010, IRSA sold in the over the counter market Alto Palermo SA’s Fixed Rate Series I Notes due 2017, for a Face Value of US$ 39.6 million. As a result of the referred sale, IRSA obtained a total income of US$ 38.1 million.

IRSA’s Dividend Payment for Ps. 120 million

After the end of this period, on October 29, 2010, IRSA’s General Shareholders’ Meeting made available to the shareholders a cash dividend for Ps. 120 million.

VI.	Brief comment on future prospects for the next quarter

Our business segments have shown a robust and sound performance. The quality of IRSA’s asset portfolio, as shown by its high occupancy levels, has allowed us to capitalize on the effects of the economic recovery and resume the rhythm of revenues and results.

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown an important growth during this quarter, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. During this quarter, we have expanded our portfolio by adding Soleil, which expect to streamline over the next months for it reach to the management standards of the rest of our shopping centers. Furthermore, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air.

We will continue working to improve and recondition our Shopping Centers in order to take advantage of all their potential and benefit our tenants and consumers.

As concerns the Consumer Financing business, we have completed the sale process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

As concerns the Office and Other Non-Shopping Center Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the global volatility conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires, a market that is in the process of maturing. On the other hand, we have a unique premium portfolio in downtown Buenos Aires that awakens interest among top-quality lessees in the market. We will continue working towards maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Development and Sale of Properties segment, we have already started the delivery of the properties of Caballito Nuevo Project, and will continue working to complete the sales of such project, which so far represent 73%. We will continue with the commercialization of Rosario’s and El Encuentro’s projects, in which we have already received the bartered properties. We will also make progress in the works schedule of the Horizons project through our subsidiary Cyrsa, where we have already started to recognize results and the degree of work progress is above 86.98%. We believe that our alliance with Cyrela in this company is an excellent opportunity to develop additional projects as successful as this one.

Finally, as concerns opportunities outside Argentina, we will continue developing our strategy of selected investments, as in the case of Hersha Hospitality Trust, involving top level assets with attractive prices or capital structures with potential of growth. We will make progress in the process of offering, jointly with other partners, the building located at 183 Madison Ave., New York, NY.

Given the solid level of cash generation of the company, its asset quality, indebtedness’ level, experience in taking advantage of opportunities and expertise in the international capital markets, we believe that we are on the right way to consolidate the best real estate portfolio in Argentina.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2010 and 2009 and the supplementary notes 1 to 22 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at September 30, 2010, and the consolidated statements of income and of cash flows for the three-month periods ended September 30, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´s financial statements at June 30, 2010.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 595.7 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2010.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 F° 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: November 29, 2010.